UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 14, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 4Q17 and full year 2017 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
February 14, 2018
Media Release
Reported FY17 pre-tax income of CHF 1.8 billion, up CHF 4 billion year on year
Adjusted* FY17 pre-tax income of CHF 2.8 billion, up 349% year on year
Following US tax reform, Credit Suisse reports FY17 net loss attributable to shareholders of CHF 983 million. Estimated additional benefit of at least 100 basis points on RoTE in 2019 from lower Group tax rate1. Positive business uplift expected from US tax reform
Continued to drive positive operating leverage in FY17 with adjusted* net revenues up 5% and adjusted* total operating expenses down 6% year on year
Achieved FY17 cost target with adjusted* operating cost base of CHF 17.7 billion at actual FX rates2, or CHF 18 billion at 2015 constant FX rates*. Total net cost savings of CHF 3.2 billion at constant FX rates* (CHF 3.6 billion at actual FX rates2) over two years
Wealth Management FY17 NNA3 of CHF 37.2 billion, up 27% year on year, with record AuM3 of CHF 772 billion, up 13% year on year. 4Q17 NNA3 of CHF 4.0 billion, compared to outflows of CHF 0.7 billion in 4Q16, representing a positive swing of CHF 4.7 billion
IBCM4 FY17 adjusted* pre-tax income up 41% year on year. Share of wallet gains across all key businesses
GM4 FY17 adjusted net revenues up 5%5 and adjusted* total operating expenses down 5%, resulting in 118% growth in adjusted* pre-tax income year on year
SRU wind-down on track for completion at end-2018. FY17 adjusted* total operating expenses down 43%, RWA6 down 43% and leverage exposure down 41% year on year
Look-through tier 1 leverage ratio of 5.2%; look-through CET1 ratio of 12.8% at end-2017 after deduction of approximately 45 basis points from increased operational risk RWA7 in 2H17
Strong start to 2018 in market-dependent activities, with year-on-year increase in estimated net revenues of more than 10%8 in Global Markets and more than 15%8 in APAC Markets during the first six weeks of the year

Group highlights
• FY17 Group adjusted* net revenues of CHF 20.9 billion, up 5% year on year (4Q17: CHF 5.2 billion)
• FY17 adjusted* operating cost base of CHF 17.7 billion at actual FX rates2, down 7% year on year (4Q17: CHF 4.5 billion)
• FY17 Group reported pre-tax income of CHF 1.8 billion, compared to pre-tax loss of CHF 2.3 billion in FY16 (4Q17: pre-tax income of CHF 141 million)
• FY17 Group adjusted* pre-tax income of CHF 2.8 billion, up 349% year on year (4Q17: CHF 569 million)
• FY17 net loss attributable to shareholders of CHF 983 million, including income tax expenses of CHF 2,741 million primarily related to the re-assessment of deferred taxes resulting from the US tax reform (4Q17: net loss attributable to shareholders of CHF 2,126 million)
• The US Department of the Treasury is expected to issue guidance to clarify the application of the base erosion and anti-abuse tax (BEAT). On the basis of the current analysis of the BEAT alternative tax regime, we regard it as more likely than not that the Group will not be subject to this regime in 2018
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “2017 was a crucial year of delivery in our three-year restructuring plan, after 2016, which was a year of deep and radical reorganization and restructuring. It was key for us to demonstrate that our new structure is effective and that the strategy formulated in 2015 is working.
We believe that the 2017 results we are presenting today contain tangible evidence of the positive impact our restructuring efforts are having on the Group’s performance. In the second full year of our restructuring plan, we remained focused on execution.
We generated profitable growth9 and continued to drive positive operating leverage through both revenue growth and cost reductions. We increased the return on capital10 in every division. In particular, we saw accelerated momentum in our Wealth Management businesses11, which delivered higher profits9, higher combined NNA3 and higher margins12, demonstrating the power of our business model and the effectiveness of our focus on UHNWI clients.
We can look back on a number of notable achievements in 2017:
• Positive operating leverage accelerated across the Group; net revenues13 were up 5% and costs14 down 6%.
• Strong progress towards our 2018 profitability targets in Wealth Management. With adjusted* pre-tax income of CHF 4.2 billion11, we are 85% of the way to our CHF 4.95 billion11 target level with one year to go.
• At CHF 37.2 billion, Wealth Management NNA3 grew 27% year on year.
• Record Wealth Management AuM3 of CHF 772 billion, up 13% year on year, at higher margins12.
• Adjusted* operating cost base of CHF 17.7 billion at actual FX rates2 or CHF 18 billion at constant FX rates*; this equates to total net cost savings of CHF 3.2 billion at constant FX rates* (CHF 3.6 billion at actual FX rates2) since the cost program began two years ago.
• Each of our five operating divisions increased their return on capital10 year on year.
• Our APAC Wealth Management & Connected business exceeded its previous FY18 adjusted* pre-tax income target15 one year ahead of schedule. We won around 120 industry awards16 and, for the first time, we were named Best Private Bank17 and Best Corporate & Institutional Bank18 in the APAC region in the same year.
• International Trading Solutions (ITS) – a partnership established across GM, IWM and SUB to better service the needs of our UHNWI clients – has had a strong start to 2018.
Our 2017 results show that our strategy is working. In 2018, we will remain focused on disciplined execution and on delivering value for our clients and shareholders for the final year of our restructuring plan.”

Current Trading and Outlook
We have focused relentlessly for two years now on reducing our fixed cost base to increase our resilience in unsupportive markets and increase our leverage in constructive markets. As a result of these efforts, we believe we are in a significantly improved position to benefit when market conditions improve. In the first six weeks of the year, we have seen evidence that this approach is paying off.
Our market-dependent activities19 had a strong start to the year. In the first six weeks of 2018, estimated net revenues were up by more than 10%8 in Global Markets and more than 15%8 in APAC Markets year on year, with significant outperformance in equity derivatives and securitized products as well as ITS. In addition, operating expenses across the two divisions have been reduced since we started our restructuring back in 2016, directly benefiting our bottom line, with a positive effect on profitability8.
That said, our market-dependent activities19 remain exposed to a number of uncertainties, from geopolitical developments to the path and speed of interest rate changes in major economies as quantitative easing is unwound and markets adjust. In the first six weeks of 2018, we have seen a significant pick-up in market volatility, which on the one hand had a positive impact on our secondary activities, and on the other hand, negatively impacted our primary calendar as clients wait for calmer markets in order to transact.
We are adopting a cautious short-term outlook in this period of heightened volatility. Overall, we have made significant progress in strengthening our capital position and de-risking our Markets businesses19 since 2015. Our outlook on the world economy remains positive and we believe that our strategy of being a leading wealth manager with strong investment banking capabilities as well as our efforts to cut fixed costs and lower our breakeven point leave us well positioned to create significant value for both our clients and our shareholders.
Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Michael Klein and Ana Paula Pessoa for election as new non-executive members of the Board of Directors at the Annual General Meeting on April 27, 2018. Richard E. Thornburgh, upon reaching the relevant tenure limit, will not stand for re-election. All other members of the Board of Directors will stand for re-election for a further term of office of one year.
Regarding the nominations of Michael Klein and Ana Paula Pessoa, Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, stated: "Michael Klein, former Chairman and Co-CEO Markets & Banking at Citigroup, is a recognized international banking professional and expert with over thirty years of experience in banking and financial services. Ana Paula Pessoa has wide-ranging experience in finance and strategy spanning more than two decades. She currently serves as an independent Board member of News Corporation, New York, and Vinci Group, Paris. Michael Klein and Ana Paula Pessoa both bring enormous expertise and long experience in their respective areas to complement the strengths of the Board of Directors."
Regarding the end of Richard Thornburgh’s tenure as a member of the Board of Directors, Urs Rohner commented: "Richard E. Thornburgh will not stand for re-election to the Board of Directors upon reaching the relevant tenure limit. Credit Suisse is very grateful to him for his exceptional leadership and longstanding contribution to the bank over four decades. This includes his time as a Credit Suisse executive and as a Board of Directors member for the last 12 years, serving as Chairman of the Risk Committee since 2009 and as Vice-Chair of the Board of Directors since 2014. He currently also holds the position of non-executive Chairman of our major US subsidiaries. It has been a privilege to work with him on the Board of Directors during a crucial period for Credit Suisse. I wish him the very best in his future endeavors.”

Dividend
As previously announced, Credit Suisse has revised its dividend policy. For the financial year 2017, it is discontinuing the proposal of a scrip alternative at the option of shareholders and instead proposing to pay an all-cash dividend per share at a level similar to the cash component (as opposed to the stock component) per share of the total dividend that shareholders elected in recent years. This is subject to the approval of our shareholders. The Board of Directors will therefore propose to shareholders at the Annual General Meeting on April 27, 2018, that a distribution of CHF 0.25 per share be paid out of capital contribution reserves for the financial year 2017. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.
Divisional summaries
Swiss Universal Bank (SUB) performed strongly in 2017, producing its eighth consecutive quarter of year-on-year adjusted* pre-tax income growth in 4Q17. At CHF 1.9 billion, adjusted* pre-tax income for FY17 was up 8% from the prior year and up 17% (excluding Swisscard20) from when we started our new plan at the end of 2015. SUB ended 2017 with CHF 563 billion of assets under management, an increase of 6% year on year. Adjusted* return on regulatory capital was 15%. In Private Clients, a 10% increase in FY17 adjusted* pre-tax income to CHF 860 million was mainly driven by strong cost discipline. Net new assets totaled CHF 4.7 billion, representing a record annual performance, with strong contributions from our UHNWI clients and entrepreneurs. In Corporate & Institutional Clients, FY17 adjusted* pre-tax income rose 6% to CHF 1.0 billion, mainly driven by continued strong cost discipline. Our Swiss investment banking business maintained its leading position21 in the country in M&A, DCM and ECM and we expect positive momentum to continue in 2018. SUB will focus on continuing to produce positive operating leverage in 2018, with higher revenues and lower costs. The division had a positive and encouraging start to 2018.
International Wealth Management (IWM) had a strong FY17 with adjusted* pre-tax income up 35% to CHF 1.5 billion, a unique performance for a business of this scale. Strong adjusted* revenue growth across all major revenue categories and cost discipline were the main drivers of this increase. Adjusted* return on regulatory capital reached 29% for FY17. Asset gathering gained momentum, with net new assets rising 69% to CHF 35.9 billion for the year. In Private Banking, FY17 adjusted* pre-tax income was up 36% to CHF 1.1 billion year on year with higher net interest income and recurring commissions and fees as well as improved levels of client activity and stable adjusted* operating expenses. FY17 adjusted* net margin was strong at 32 basis points, up 5 basis points year on year. Underscoring our successful house view performance, net mandate sales reached CHF 15.3 billion and mandates penetration rose 3 percentage points to 31%. FY17 net new assets matched last year’s record level of CHF 15.6 billion, resulting in an annualized growth rate of 5%, with solid inflows from emerging markets and Europe. In Asset Management, FY17 adjusted* pre-tax income grew by 33% to CHF 381 million year on year, driven by a double-digit increase in management fees and performance and placement revenues at resilient margins, partly offset by an 11% increase in adjusted* operating expenses. Net new assets for the year almost quadrupled to CHF 20.3 billion at an annualized growth rate of 6%.
Asia Pacific (APAC) generated adjusted* pre-tax income of CHF 792 million in FY17 and delivered a solid adjusted* return on regulatory capital of 15% while carrying out the significant repositioning of Markets. In APAC Wealth Management & Connected (WM&C), the adjusted* return on regulatory capital was 30% for FY17. Strong overall cost discipline in APAC resulted in a further decrease in FY17 adjusted* operating expenses year on year, including a 14% reduction in Markets (measured in USD). APAC WM&C delivered its best quarterly results to date with adjusted* pre-tax income of CHF 239 million, driven by net revenues of CHF 626 million. It also ended the year with record assets under management of CHF 196.8 billion and net new assets of CHF 16.9 billion, corresponding to an annualized growth rate of 10%. For FY17, WM&C grew its adjusted* pre-tax income by 63% to CHF 820 million. FY17 advisory, underwriting and financing net revenues grew 35%, driven primarily by an increase in debt and equity capital markets mandates, and stronger performance in financing. FY17 Private Banking net revenues rose 17%, reflecting record transaction-based revenues and recurring commissions and fees. In APAC Markets, we are on track to meet our end-2018 adjusted* operating expenses ambition of USD 1.2 billion. APAC Markets has had a good start in the first six weeks of 1Q18 with net revenues8 up more than 15% compared to the same period of last year, reflecting higher volumes in equities, and stronger performance in fixed income sales and trading supported by primary activity and performance in FX. Demonstrating the strength of our client-focused strategy, APAC received exceptional industry recognition in 2017, including Best Private Bank17 in Asia and Best Corporate & Institutional Bank18, as well as Loan House of the Year22. We also ranked #1 in the All-Asia Sales and Trading Team polls23 and our advisory and underwriting business ranked top 2 in FY17 in terms of share of wallet24.
Investment Banking & Capital Markets (IBCM) delivered year-on-year growth in net revenues and profitability9 and gained further market share in both Americas and EMEA25 in FY17. We achieved top five rankings26 in IPOs, follow-ons and leveraged finance in 4Q17. Adjusted* pre-tax income rose 41% year on year to USD 419 million in FY17, including 4Q17 adjusted* pre-tax income of USD 122 million. Our adjusted* return on regulatory capital for FY17 was 15%, meeting our end-2018 target adjusted* return on regulatory capital of 15-20%. Net revenues in FY17 rose 9% year on year, driven by improved performance in debt and equity underwriting. In 4Q17, equity underwriting revenues increased 14% year on year, with IPO revenues reaching their highest level in the last 12 quarters. Debt underwriting revenues were up 12% year on year, and our teams were involved in 7 of the top 10 leveraged finance deals in 4Q17. FY17 adjusted* operating expenses increased 3% year on year, as we made targeted investments in business growth and in compliance. We grew our global advisory and underwriting revenues by 10% in 2017, outperforming27 industry-wide Street fees.
Global Markets (GM) delivered significantly improved profitability and positive operating leverage in 2017. Adjusted* pre-tax income increased 118% to USD 620 million in FY17, reflecting the consistent execution of our strategy. Our adjusted* return on regulatory capital increased to 4% for FY17. During the year, we delivered a substantial reduction in adjusted* operating expenses, while maintaining leading market positions across our core franchises. Adjusted net revenues5 of USD 5.6 billion in FY17 increased 5% year on year, reflecting substantially higher securitized products and increased debt and equity underwriting revenues, partially offset by persistently low trading volumes and a low volatility environment, which negatively impacted ITS, particularly in our macro products and equity derivatives businesses. Adjusted* operating expenses decreased 5% in 2017, demonstrating our strong cost discipline. We believe we are on track to achieve our 2018 ambition of adjusted* operating expenses below USD 4.8 billion. We continue to take a disciplined approach to investing in our franchise and to increasing cross-divisional collaboration. As a result, we believe we are well positioned to achieve our 2018 net revenue ambition of over USD 6 billion. In 4Q17, we saw a resilient performance in a challenging quarter with adjusted net revenues5 of USD 1.2 billion, a decrease of 5% year on year, as higher debt and equity underwriting activity and continued momentum in securitized products were offset by challenging trading conditions in ITS due to persistently low volumes and volatility. We saw a strong start to 1Q18, with net revenues9 up more than 10% compared to the same period of last year, reflecting strength in equity derivatives due to higher volatility and increased collaboration through the ITS partnership, as well as continued momentum in securitized products.

Biographies of the proposed new non-executive Board members
Michael Klein is a recognized international banking professional with over thirty years of experience in banking and financial services. He began his banking career in 1985 at Salomon Brothers, a predecessor firm of Citigroup, where he held a variety of roles until mid-2008. His primary roles included Head Global Financial Entrepreneurs & Private Equity Coverage, Head of Investment Banking, EMEA, Co-Head of Global Investment Banking, CEO of Markets & Banking, EMEA, CEO of Global Banking, Co-President, Markets & Banking and Chairman and Co-CEO of Markets & Banking. Michael Klein also served as Vice Chairman of Citigroup and Chairman, Institutional Clients Group. Since leaving Citigroup, he advised the British government during the financial crisis, amongst other roles. Michael Klein is currently the owner and Managing Partner of M. Klein & Company, a private strategic and financial advisory firm primarily based out of New York. He holds a Bachelor of Science in Economics with distinction from the Wharton School of the University of Pennsylvania. Michael Klein is a US citizen.
Ana Paula Pessoa has been an independent Board member and member of the Audit Committee of News Corporation, New York, since 2013, and an independent Board member and member of the Strategy and Investment Committee of Vinci Group, Paris, since 2015. Ana Paula Pessoa is a member of the Advisory Board of The Nature Conservancy and of the Audit Committee for Fundação Roberto Marinho, Brazil, and Instituto Atlantico de Gobierno, Spain. She holds a Bachelor’s degree in Economics and International Relations, as well as a Master’s degree in Development Economics, both from Stanford University, California. Ana Paula Pessoa worked for the United Nations Development Programme in New York and in Benin from 1988 to 1990. From 1992 to 1993, she was engaged as a teaching and research assistant for Stanford University in Italy. In 1993, she returned to Brazil to join Globo Organizations where she worked for 18 years, occupying various senior management positions in telecommunications, cable and satellite TV, print media, radio and newspapers. From 2001 to 2011, she was CFO and Innovation Director of Infoglobo, the largest newspaper group in South America. In 2011, Ana Paula Pessoa founded BlackKey Venture Creation SA and from 2011 to 2015, she was an investor and Chair of the Board of Neemu Internet, a leader in search and recommendation technology for e-commerce, which was later sold to Brazil’s largest retail software house, Linx SA. In 2012, she opened the Brazil office of Brunswick Group, a global strategic communications company, where she was managing partner for over three years. In 2015, Ana Paula Pessoa was appointed CFO of the Organizing Committee of the Rio 2016 Olympic and Paralympic Games, a position she held until March 2017. She is presently a partner, investor and Board Chair of Kunumi AI, a leading artificial intelligence start-up in Brazil. Ana Paula Pessoa is a Brazilian citizen.

Information for investors and media
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
email: investor.relations@credit-suisse.com
Amy Rajendran, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
email: media.relations@credit-suisse.com
The complete 4Q17 earnings release and results presentation slides are available for download from 07:00 CET today at: https://www.credit-suisse.com/results.

Presentation of 4Q17 results – Wednesday, February 14, 2018
Event	Analyst Call	Media Conference
Time	08:15 Zurich 07:15 London 02:15 New York	10:00 Zurich 09:00 London 04:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Analysts and
Investors call or meeting ID: 4496267

Please dial in 10 minutes before the start
	of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group Media Call Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Following the presentation, you will have the opportunity to ask the speakers questions.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 4496267#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 5669697# Conference ID German: 7482058#

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this Media Release.
1 Based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual impact for the full year 2019 may differ.
2 Measured using adjusted* operating cost base without adjusting for FX (the impact of which was CHF 326 million for 2017 and CHF 49 million for 4Q17).
3 Referring to combined net new assets and assets under management for SUB PC, IWM PB and APAC PB within WM&C.
4 Measured in US dollars.
5 Excludes SMG net revenues of USD 12 million in 4Q16, USD 2 million in 3Q17, USD (6) million in 4Q17, USD 172 million in 2016 and USD (16) million in 2017, as applicable.
6 Excluding operational risk of CHF 20 billion in 2016 and CHF 20 billion in 2017.
7 Increases to operational risk RWA of CHF 5.2 billion and CHF 3.8 billion in 3Q17 and 4Q17, respectively, reflecting an updated loss history and a revised methodology for the measurement of our risk-weighted assets relating to operational risk primarily in respect of our RMBS settlements.
8 As of February 8, 2018, compared to February 8, 2017.
9 Referring to adjusted* pre-tax income.
10 Referring to adjusted* return on regulatory capital.
11 Referring to combined 2017 adjusted* pre-tax income or 2018 adjusted* pre-tax income targets for SUB, IWM and APAC WM&C as the context may require.
12 Referring to adjusted* net margins.
13 Referring to adjusted* net revenues.
14 Referring to adjusted* operating expenses.
15 Referring to our previous adjusted* pre-tax income target of CHF 700 million for the year 2018; this was subsequently revised to CHF 850 million at our recent Investor Day in November 2017.
16 Includes awards which reflect 2017 performance, including announced in 2018 YTD; excludes awards announced in 2017 which reflect 2016 performance. Excludes all survey and poll results.
17 Source: Best Private Bank Asia, Asian Private Banker, announced January 2018.
18 Source: Best Corporate and Institutional Bank, The Asset Triple A Regional Awards 2017 as of February 2018.
19 Referring to Global Markets and the Markets business in APAC.
20 Adjusted to exclude Swisscard net revenues of CHF 148 million and operating expenses of CHF 123 million for 2015 in SUB Private Clients.
21 Source: Thomson Securities for M&A, International Financing Review (IFR) for DCM, Dealogic for ECM; all for the period ending December 31, 2017.
22 Source: Asia Pacific Loan House of the Year, IFR Asia, announced December 2017.
23 Source: All-Asia Sales and Trading Teams, Institutional Investor, announced June 2017.
24 Source: Dealogic as of December 31, 2017, for Asia Pacific ex-Japan and ex-China onshore.
25 Source: Dealogic as of December 31, 2017; includes Americas and EMEA only.
26 Source: Dealogic as of December 31, 2017.
27 Source: Dealogic for the period ending December 31, 2017 (Global).
Abbreviations
APAC – Asia Pacific; APAC PB within WM&C – Asia Pacific Private Banking within Wealth Management & Connected; AuM – Assets under Management; BEAT – Base Erosion Anti-Abuse Tax; CET1 – Common Equity Tier 1; DCM – Debt Capital Markets; ECM – Equity Capital Markets; EMEA – Europe, the Middle East and Africa; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; GM – Global Markets; FY – full-year; IBCM – Investment Banking & Capital Markets; IFR – International Financing Review; IPO – Initial Public Offering; ITS – International Trading Solutions; IWM – International Wealth Management; IWM PB – International Wealth Management Private Banking; M&A – Mergers and Acquisitions; NNA – Net New Assets; RMBS – Residential Mortgage Backed Securities; ROTE – Return on Tangible Equity; RWA – Risk Weighted Assets; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; SUB PC – Swiss Universal Bank Private Clients; UHNWI – Ultra-High-Net-Worth Individuals; WM&C – Wealth Management & Connected

Important information
This Media Release contains select information from the full 4Q17 Earnings Release and 4Q17 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 4Q17 Earnings Release and 4Q17 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 4Q17 Earnings Release and Results Presentation Slides are not incorporated by reference into this Media Release.
Credit Suisse has not finalized its 2017 Annual Report and the Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Media Release is subject to completion of year-end procedures, which may result in changes to that information.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Our cost savings program is measured using adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451, 1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603, 3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695, 4Q17: USD/CHF 0.9853, EUR/CHF 1.1667, GBP/CHF 1.3230. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible shareholders’ equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders’ equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
This document contains certain unaudited interim financial information for 2018. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2018 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2018. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2018 will be included in our 1Q18 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 1Q18 or the full first quarter of 2018.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and pre- scribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.

Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the Wealth Management & Connected business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Net margin is calculated by dividing income before taxes by average assets under management. Adjusted net margins is calculated using adjusted results, applying the same methodology to calculate net margin.
When we refer to operating divisions throughout this Media Release, we mean SUB, IWM, APAC, IBCM and GM.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,189	4,972	5,181	4	0	20,900	20,323	3
Provision for credit losses	43	32	75	34	(43)	210	252	(17)
Total operating expenses	5,005	4,540	7,309	10	(32)	18,897	22,337	(15)
Income/(loss) before taxes	141	400	(2,203)	(65)	–	1,793	(2,266)	–
Net income/(loss) attributable to shareholders	(2,126)	244	(2,619)	–	(19)	(983)	(2,710)	(64)
Assets under management and net new assets (CHF million)
Assets under management	1,376.1	1,344.8	1,251.1	2.3	10.0	1,376.1	1,251.1	10.0
Net new assets	3.1	(1.8)	(6.7)	–	–	37.8	26.8	41.0
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	13.5	14.0	13.5	–	–	13.5	13.5	–
Look-through CET1 ratio (%)	12.8	13.2	11.5	–	–	12.8	11.5	–
Look-through CET1 leverage ratio (%)	3.8	3.8	3.2	–	–	3.8	3.2	–
Look-through tier 1 leverage ratio (%)	5.2	5.2	4.4	–	–	5.2	4.4	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Statements of operations (CHF million)
Net revenues	5,340	5,227	5,383	(151)	(255)	(202)	5,189	4,972	5,181
Provision for credit losses	40	40	47	3	(8)	28	43	32	75
Compensation and benefits	2,461	2,366	2,576	65	85	106	2,526	2,451	2,682
General and administrative expenses	1,768	1,414	1,630	209	216	2,554	1,977	1,630	4,184
Commission expenses	356	338	390	9	9	4	365	347	394
Restructuring expenses	119	91	48	18	21	1	137	112	49
Total other operating expenses	2,243	1,843	2,068	236	246	2,559	2,479	2,089	4,627
Total operating expenses	4,704	4,209	4,644	301	331	2,665	5,005	4,540	7,309
Income/(loss) before taxes	596	978	692	(455)	(578)	(2,895)	141	400	(2,203)
Statement of operations metrics (%)
Return on regulatory capital	5.6	9.3	6.6	–	–	–	1.2	3.5	(18.6)
Balance sheet statistics (CHF million)
Total assets	750,660	739,281	739,564	45,629	49,409	80,297	796,289	788,690	819,861
Risk-weighted assets [1]	238,067	229,170	222,604	33,613	35,842	45,441	271,680	265,012	268,045
Leverage exposure [1]	856,591	843,582	844,995	59,934	65,385	105,768	916,525	908,967	950,763
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	2017	2016	2017		2016	2017	2016
Statements of operations (CHF million)
Net revenues	21,786	21,594	(886)		(1,271)	20,900	20,323
Provision for credit losses	178	141	32		111	210	252
Compensation and benefits	9,845	9,960	332		612	10,177	10,572
General and administrative expenses	6,039	6,180	796		3,590	6,835	9,770
Commission expenses	1,398	1,401	32		54	1,430	1,455
Restructuring expenses	398	419	57		121	455	540
Total other operating expenses	7,835	8,000	885		3,765	8,720	11,765
Total operating expenses	17,680	17,960	1,217		4,377	18,897	22,337
Income/(loss) before taxes	3,928	3,493	(2,135)		(5,759)	1,793	(2,266)
Statement of operations metrics (%)
Return on regulatory capital	9.3	8.5	–	.	–	3.9	(4.7)
1 Disclosed on a look-through basis.

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Refer to ”Reconciliation of adjusted results” for a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Reconciliation of adjusted results (CHF million)
Net revenues	5,340	5,227	5,383	(151)	(255)	(202)	5,189	4,972	5,181
Real estate gains	0	0	(74)	0	0	(4)	0	0	(78)
(Gains)/losses on business sales	28	0	0	0	0	2	28	0	2
Adjusted net revenues	5,368	5,227	5,309	(151)	(255)	(204)	5,217	4,972	5,105
Provision for credit losses	40	40	47	3	(8)	28	43	32	75
Total operating expenses	4,704	4,209	4,644	301	331	2,665	5,005	4,540	7,309
Restructuring expenses	(119)	(91)	(48)	(18)	(21)	(1)	(137)	(112)	(49)
Major litigation provisions	(165)	(20)	(26)	(90)	(88)	(2,375)	(255)	(108)	(2,401)
Expenses related to business sales	(8)	0	0	0	0	0	(8)	0	0
Adjusted total operating expenses	4,412	4,098	4,570	193	222	289	4,605	4,320	4,859
Income/(loss) before taxes	596	978	692	(455)	(578)	(2,895)	141	400	(2,203)
Total adjustments	320	111	0	108	109	2,374	428	220	2,374
Adjusted income/(loss) before taxes	916	1,089	692	(347)	(469)	(521)	569	620	171
Adjusted return on regulatory capital (%)	8.6	10.4	6.6	–	–	–	5.0	5.5	1.4
	Core Results		Strategic Resolution Unit		Credit Suisse
in	2017	2016	2017	2016	2017	2016
Reconciliation of adjusted results (CHF million)
Net revenues	21,786	21,594	(886)	(1,271)	20,900	20,323
Real estate gains	0	(420)	0	(4)	0	(424)
(Gains)/losses on business sales	51	52	(38)	6	13	58
Adjusted net revenues	21,837	21,226	(924)	(1,269)	20,913	19,957
Provision for credit losses	178	141	32	111	210	252
Total operating expenses	17,680	17,960	1,217	4,377	18,897	22,337
Restructuring expenses	(398)	(419)	(57)	(121)	(455)	(540)
Major litigation provisions	(224)	(14)	(269)	(2,693)	(493)	(2,707)
Expenses related to business sales	(8)	0	0	0	(8)	0
Adjusted total operating expenses	17,050	17,527	891	1,563	17,941	19,090
Income/(loss) before taxes	3,928	3,493	(2,135)	(5,759)	1,793	(2,266)
Total adjustments	681	65	288	2,816	969	2,881
Adjusted income/(loss) before taxes	4,609	3,558	(1,847)	(2,943)	2,762	615
Adjusted return on regulatory capital (%)	10.9	8.6	–	–	6.0	1.3
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjustment items
	Group
in	4Q17	4Q16	2017	2016	2015
Adjusted results (CHF million)
Total operating expenses	5,005	7,309	18,897	22,337	25,895
Goodwill impairment	0	0	0	0	(3,797)
Restructuring expenses	(137)	(49)	(455)	(540)	(355)
Major litigation provisions	(255)	(2,401)	(493)	(2,707)	(820)
Expenses related to business sales	(8)	0	(8)	0	0
Debit valuation adjustments (DVA)	(20)	0	(83)	0	0
Certain accounting changes	(45)	0	(170)	0	0
Adjusted operating cost base	4,540	4,859	17,688	19,090	20,923
FX adjustment	49	70	326	293	319
Adjusted FX-neutral operating cost base	4,589	4,929	18,014	19,383	21,242
Reconciliation of adjusted results
	SUB, IWM, and APAC WM&C
in	4Q17	4Q16	2017	2016	2015	[1]
Adjusted results (CHF million)
Net revenues	3,308	3,258	12,829	12,361	11,631
Real estate gains	0	(74)	0	(420)	(95)
(Gains)/losses on business sales	28	0	28	0	(34)
Adjusted net revenues	3,336	3,184	12,857	11,941	11,502
Provision for credit losses	36	51	117	128	174
Total operating expenses	2,270	2,332	8,797	8,598	9,252
Goodwill impairment	0	0	0	0	(446)
Restructuring expenses	(19)	(18)	(150)	(128)	(79)
Major litigation provisions	(38)	(26)	(97)	(7)	(299)
Adjusted total operating expenses	2,213	2,288	8,550	8,463	8,428
Income before taxes	1,002	875	3,915	3,635	2,205
Total adjustments	85	(30)	275	(285)	695
Adjusted income before taxes	1,087	845	4,190	3,350	2,900
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Results (CHF million)
Net revenues	1,318	1,319	1,399	0	(6)	5,396	5,759	(6)
of which Private Clients	726	727	749	0	(3)	2,897	3,258	(11)
of which Corporate & Institutional Clients	592	592	650	0	(9)	2,499	2,501	0
Provision for credit losses	15	14	34	7	(56)	75	79	(5)
Total operating expenses	870	879	983	(1)	(11)	3,556	3,655	(3)
Income before taxes	433	426	382	2	13	1,765	2,025	(13)
of which Private Clients	212	206	173	3	23	801	1,095	(27)
of which Corporate & Institutional Clients	221	220	209	0	6	964	930	4
Metrics (%)
Return on regulatory capital	13.5	13.2	12.2	–	–	13.7	16.5	–
Cost/income ratio	66.0	66.6	70.3	–	–	65.9	63.5	–
Private Clients
Assets under management (CHF billion)	208.3	206.1	192.2	1.1	8.4	208.3	192.2	8.4
Net new assets (CHF billion)	0.0	1.0	(1.8)	–	–	4.7	0.1	–
Gross margin (annualized) (bp)	140	142	156	–	–	143	171	–
Net margin (annualized) (bp)	41	40	36	–	–	40	58	–
Corporate & Institutional Clients
Assets under management (CHF billion)	354.7	346.7	339.3	2.3	4.5	354.7	339.3	4.5
Net new assets (CHF billion)	(0.2)	(13.7)	0.8	–	–	(13.9)	2.5	–

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Adjusted results (CHF million)
Net revenues	726	727	749	592	592	650	1,318	1,319	1,399
Real estate gains	0	0	(20)	0	0	0	0	0	(20)
Adjusted net revenues	726	727	729	592	592	650	1,318	1,319	1,379
Provision for credit losses	10	9	10	5	5	24	15	14	34
Total operating expenses	504	512	566	366	367	417	870	879	983
Restructuring expenses	1	(9)	3	1	(4)	0	2	(13)	3
Major litigation provisions	(2)	(2)	0	(5)	(7)	(19)	(7)	(9)	(19)
Adjusted total operating expenses	503	501	569	362	356	398	865	857	967
Income before taxes	212	206	173	221	220	209	433	426	382
Total adjustments	1	11	(23)	4	11	19	5	22	(4)
Adjusted income before taxes	213	217	150	225	231	228	438	448	378
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.7	13.9	12.1
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2017	2016	2017	2016	2017	2016
Adjusted results (CHF million)
Net revenues	2,897	3,258	2,499	2,501	5,396	5,759
Real estate gains	0	(366)	0	0	0	(366)
Adjusted net revenues	2,897	2,892	2,499	2,501	5,396	5,393
Provision for credit losses	42	39	33	40	75	79
Total operating expenses	2,054	2,124	1,502	1,531	3,556	3,655
Restructuring expenses	(53)	(51)	(6)	(9)	(59)	(60)
Major litigation provisions	(6)	0	(43)	(19)	(49)	(19)
Adjusted total operating expenses	1,995	2,073	1,453	1,503	3,448	3,576
Income before taxes	801	1,095	964	930	1,765	2,025
Total adjustments	59	(315)	49	28	108	(287)
Adjusted income before taxes	860	780	1,013	958	1,873	1,738
Adjusted return on regulatory capital (%)	–	–	–	–	14.6	14.2

International Wealth Management
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Results (CHF million)
Net revenues	1,364	1,262	1,299	8	5	5,111	4,698	9
of which Private Banking	923	870	918	6	1	3,603	3,371	7
of which Asset Management	441	392	381	13	16	1,508	1,327	14
Provision for credit losses	14	3	6	367	133	27	20	35
Total operating expenses	1,010	904	962	12	5	3,733	3,557	5
Income before taxes	340	355	331	(4)	3	1,351	1,121	21
of which Private Banking	236	252	228	(6)	4	1,024	841	22
of which Asset Management	104	103	103	1	1	327	280	17
Metrics (%)
Return on regulatory capital	25.2	26.9	27.0	–	–	25.8	23.3	–
Cost/income ratio	74.0	71.6	74.1	–	–	73.0	75.7	–
Private Banking
Assets under management (CHF billion)	366.9	355.3	323.2	3.3	13.5	366.9	323.2	13.5
Net new assets (CHF billion)	2.7	3.6	0.4	–	–	15.6	15.6	–
Gross margin (annualized) (bp)	101	101	116	–	–	105	112	–
Net margin (annualized) (bp)	26	29	29	–	–	30	28	–
Asset Management
Assets under management (CHF billion)	385.6	376.3	321.6	2.5	19.9	385.6	321.6	19.9
Net new assets (CHF billion)	1.4	1.1	(4.4)	–	–	20.3	5.6	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Adjusted results (CHF million)
Net revenues	923	870	918	441	392	381	1,364	1,262	1,299
Real estate gains	0	0	(54)	0	0	0	0	0	(54)
(Gains)/losses on business sales	0	0	0	28	0	0	28	0	0
Adjusted net revenues	923	870	864	469	392	381	1,392	1,262	1,245
Provision for credit losses	14	3	6	0	0	0	14	3	6
Total operating expenses	673	615	684	337	289	278	1,010	904	962
Restructuring expenses	(8)	(9)	(11)	(3)	(7)	(5)	(11)	(16)	(16)
Major litigation provisions	(31)	(11)	(7)	0	0	0	(31)	(11)	(7)
Adjusted total operating expenses	634	595	666	334	282	273	968	877	939
Income before taxes	236	252	228	104	103	103	340	355	331
Total adjustments	39	20	(36)	31	7	5	70	27	(31)
Adjusted income before taxes	275	272	192	135	110	108	410	382	300
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	30.5	28.9	24.4
	Private Banking		Asset Management		International Wealth Management
in	2017	2016	2017	2016	2017	2016
Adjusted results (CHF million)
Net revenues	3,603	3,371	1,508	1,327	5,111	4,698
Real estate gains	0	(54)	0	0	0	(54)
(Gains)/losses on business sales	0	0	28	0	28	0
Adjusted net revenues	3,603	3,317	1,536	1,327	5,139	4,644
Provision for credit losses	27	20	0	0	27	20
Total operating expenses	2,552	2,510	1,181	1,047	3,733	3,557
Restructuring expenses	(44)	(47)	(26)	(7)	(70)	(54)
Major litigation provisions	(48)	12	0	0	(48)	12
Adjusted total operating expenses	2,460	2,475	1,155	1,040	3,615	3,515
Income before taxes	1,024	841	327	280	1,351	1,121
Total adjustments	92	(19)	54	7	146	(12)
Adjusted income before taxes	1,116	822	381	287	1,497	1,109
Adjusted return on regulatory capital (%)	–	–	–	–	28.6	23.1

Asia Pacific
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Results (CHF million)
Net revenues	885	890	862	(1)	3	3,504	3,597	(3)
of which Wealth Management & Connected	626	548	560	14	12	2,322	1,904	22
of which Markets	259	342	302	(24)	(14)	1,182	1,693	(30)
Provision for credit losses	7	5	11	40	(36)	15	26	(42)
Total operating expenses	702	667	748	5	(6)	2,760	2,846	(3)
Income before taxes	176	218	103	(19)	71	729	725	1
of which Wealth Management & Connected	229	173	162	32	41	799	489	63
of which Markets	(53)	45	(59)	–	(10)	(70)	236	–
Metrics (%)
Return on regulatory capital	13.3	16.8	7.6	–	–	13.8	13.7	–
Cost/income ratio	79.3	74.9	86.8	–	–	78.8	79.1	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	196.8	190.0	166.9	3.6	17.9	196.8	166.9	17.9
Net new assets (CHF billion)	1.3	5.8	0.7	–	–	16.9	13.6	–
Gross margin (annualized) (bp)	80	87	87	–	–	88	86	–
Net margin (annualized) (bp)	23	30	22	–	–	30	23	–

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Adjusted results (CHF million)
Net revenues	626	548	560	259	342	302	885	890	862
Provision for credit losses	7	5	11	0	0	0	7	5	11
Total operating expenses	390	370	387	312	297	361	702	667	748
Restructuring expenses	(10)	(5)	(5)	(13)	(5)	(14)	(23)	(10)	(19)
Adjusted total operating expenses	380	365	382	299	292	347	679	657	729
Income/(loss) before taxes	229	173	162	(53)	45	(59)	176	218	103
Total adjustments	10	5	5	13	5	14	23	10	19
Adjusted income/(loss) before taxes	239	178	167	(40)	50	(45)	199	228	122
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.0	17.6	9.0
	Wealth Management & Connected		Markets		Asia Pacific
in	2017	2016	2017	2016	2017	2016
Adjusted results (CHF million)
Net revenues	2,322	1,904	1,182	1,693	3,504	3,597
Provision for credit losses	15	29	0	(3)	15	26
Total operating expenses	1,508	1,386	1,252	1,460	2,760	2,846
Restructuring expenses	(21)	(14)	(42)	(39)	(63)	(53)
Adjusted total operating expenses	1,487	1,372	1,210	1,421	2,697	2,793
Income/(loss) before taxes	799	489	(70)	236	729	725
Total adjustments	21	14	42	39	63	53
Adjusted income/(loss) before taxes	820	503	(28)	275	792	778
Adjusted return on regulatory capital (%)	–	–	–	–	15.0	14.8
	APAC Markets
in	4Q17	3Q17
Adjusted results (USD million)
Net revenues	264	354
Total operating expenses	317	308
Restructuring expenses	(13)	(6)
Adjusted total operating expenses	304	302
Income before taxes	(53)	46
Total adjustments	13	6
Adjusted income before taxes	(40)	52

Global Markets
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Results (CHF million)
Net revenues	1,163	1,262	1,265	(8)	(8)	5,551	5,497	1
Provision for credit losses	8	6	(4)	33	–	31	(3)	–
Total operating expenses	1,350	1,185	1,264	14	7	5,070	5,452	(7)
Income/(loss) before taxes	(195)	71	5	–	–	450	48	–
Metrics (%)
Return on regulatory capital	(5.5)	2.0	0.3	–	–	3.2	0.4	–
Cost/income ratio	116.1	93.9	99.9	–	–	91.3	99.2	–
Reconciliation of adjusted results
	Global Markets
in	4Q17	3Q17	4Q16	2017	2016
Adjusted results (CHF million)
Net revenues	1,163	1,262	1,265	5,551	5,497
Provision for credit losses	8	6	(4)	31	(3)
Total operating expenses	1,350	1,185	1,264	5,070	5,452
Restructuring expenses	(71)	(27)	(15)	(150)	(217)
Major litigation provisions	0	0	0	0	(7)
Expenses related to business sales	(8)	0	0	(8)	0
Adjusted total operating expenses	1,271	1,158	1,249	4,912	5,228
Income before taxes	(195)	71	5	450	48
Total adjustments	79	27	15	158	224
Adjusted income/(loss) before taxes	(116)	98	20	608	272
Adjusted return on regulatory capital (%)	(3.3)	2.8	0.7	4.3	2.0
	Global Markets
in	4Q17	4Q16	2017	2016
Adjusted results (USD million)
Net revenues	1,179	1,256	5,662	5,575
Provision for credit losses	8	(3)	32	(4)
Total operating expenses	1,371	1,250	5,172	5,522
Restructuring expenses	(73)	(14)	(154)	(220)
Major litigation provisions	0	0	0	(7)
Expenses related to business sales	(8)	0	(8)	0
Adjusted total operating expenses	1,290	1,236	5,010	5,295
Income before taxes	(200)	9	458	57
Total adjustments	81	14	162	227
Adjusted income before taxes	(119)	23	620	284

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Results (CHF million)
Net revenues	565	457	574	24	(2)	2,139	1,972	8
Provision for credit losses	(1)	12	0	–	–	30	20	50
Total operating expenses	459	410	425	12	8	1,740	1,691	3
Income before taxes	107	35	149	206	(28)	369	261	41
Metrics (%)
Return on regulatory capital	15.0	5.2	22.9	–	–	13.7	10.7	–
Cost/income ratio	81.2	89.7	74.0	–	–	81.3	85.8	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q17	3Q17	4Q16	2017	2016
Adjusted results (CHF million)
Net revenues	565	457	574	2,139	1,972
Provision for credit losses	(1)	12	0	30	20
Total operating expenses	459	410	425	1,740	1,691
Restructuring expenses	(14)	(16)	6	(42)	(28)
Adjusted total operating expenses	445	394	431	1,698	1,663
Income before taxes	107	35	149	369	261
Total adjustments	14	16	(6)	42	28
Adjusted income before taxes	121	51	143	411	289
Adjusted return on regulatory capital (%)	16.9	7.6	22.0	15.2	11.9
	Investment Banking & Capital Markets
in	4Q17	4Q16	2017	2016
Adjusted results (USD million)
Net revenues	573	569	2,182	2,001
Provision for credit losses	(1)	(1)	31	20
Total operating expenses	466	422	1,775	1,713
Restructuring expenses	(14)	6	(43)	(29)
Adjusted total operating expenses	452	428	1,732	1,684
Income before taxes	108	148	376	268
Total adjustments	14	(6)	43	29
Adjusted income before taxes	122	142	419	297
Global advisory and underwriting revenues
	in			% change		in		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,034	950	1,042	9	(1)	4,133	3,771	10
of which advisory and other fees	228	237	310	(4)	(26)	935	1,046	(11)
of which debt underwriting	519	544	498	(5)	4	2,292	1,967	17
of which equity underwriting	287	169	234	70	23	906	758	20

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity, and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations ;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

 Fourth Quarter and Full Year 2017 Results  Presentation to Investors and Analysts  February 14, 2018

 Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Credit Suisse has not finalized its 2017 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this presentation is subject to completion of year-end procedures, which may result in changes to that information.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our 4Q17 Earnings Release, published on February 14, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary Statements Relating to Interim Financial Information This presentation contains certain unaudited interim financial information for 2018. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2018 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2018. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2018 will be included in our 1Q18 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 1Q18 or the full first quarter of 2018.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 4Q17 and Full Year 2017 Earnings ReviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

Key messages

Strong Group performance – 2017 first positive reported PTI since 2014 at CHF 1.8 bn, up CHF 4 bn YoY; Adj. net revenues up 5%; adj. operating expenses down 6%; adj. PTI of CHF 2.8 bn, up CHF 2.1 bn YoY

1 Delivering profitable growth

- Significant progress towards our 2018 Group targets: Wealth Management-related businesses[1] achieved 85% of combined 2018 adj. PTI target level within 2 years; IBCM already operated within 2018 target RoRC† range in 2017
- Wealth Management[2] NNA highest since 2013 with CHF 37.2 bn in 2017, up 27% YoY; Record AuM of CHF 772 bn, up 13% YoY at increased net margins
- Global Markets[3] with positive operating leverage in 2017: adjusted net revenues up 5%[4], adjusted operating expenses down 5%, adjusted PTI increased 118% YoY

2 Executing with discipline

- Achieved 2017 cost savings target, delivered total net cost savings of CHF 3.2 bn since 2015 at constant FX rates* (CHF 3.6 bn at actual FX rates[5]); Adjusted operating cost base of CHF 17.7 bn at actual FX rates[5] (CHF 18.0 bn at constant FX rates*)
- Continued progress in SRU wind-down: reduced RWA excl. Op Risk by 43%[6], leverage exposure by 41% and adjusted operating expenses in 2017 by 43% YoY

3 Increasing return on capital

- Maintaining strong capital position; Stable Tier-1 leverage ratio of 5.2%; CET1 ratio of 12.8% after deduction of ~45 bps for RMBS-related operational risk RWA increase[7] in 2H17 and after investments ahead of 2018
- All operating divisions profitable in 2017 with increased adjusted return on regulatory capital†

4 Strong start to the year in 1Q18 across our Wealth Management and Market-dependent activities

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix *, † See Appendix
1 Relating to SUB, IWM and APAC WM&C and their respective targets 2 Relating to SUB PC, IWM PB and APAC PB within WM&C 3 Measured in USD terms 4 Excludes SMG net revenues of USD 172 mn and USD (16) mn in 2016 and 2017, respectively 5 Measured using Group adjusted operating cost base at actual FX rates, with FX impact of CHF 326 mn, see Appendix 6 Excludes operational risk RWA of CHF 20 bn in 2016 and 2017 7 Increases to operational risk RWA of CHF 5.2 bn and CHF 3.8 bn in 3Q17 and 4Q17, respectively, reflecting an updated loss history and a revised methodology for the measurement of our risk-weighted assets relating to operational risk, primarily in respect of our RMBS settlements

CREDIT SUISSE February 14, 2018 4

 2.8  Adj. net revenuesin CHF bn  2017  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Reflects credit provisions of CHF 252 mn in 2016 and CHF 210 mn in 2017 2 Adjusted net revenues increase of CHF 956 mn based on adjusted net revenues of CHF 19,957 mn in 2016 vs. CHF 20,913 mn in 2017  0.6  Adj. pre-taxincome1in CHF bn  Driving revenues up, costs down in 2017; Delivering positive operating leverage  20.0  19.1  17.9  20.9  14.2  9.6  4.7  4.6  9.0  13.3  14.9  15.7  9.8  10.7  4.7  5.5  FY  1Q  1H  9M  Adj. operating expensesin CHF bn  2016  2017  2016  2017  2017 vs.2016  +1.02  -1.1  +5%  -6%  +349%

         Our strategic approach to cost reduction has delivered a sustainably lower break-even point  Group adjustedoperating cost baseat constant FX rates*in CHF bn  2015  2016  2017  2018Target      Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix1 Reduction of CHF 1,859 mn in 2016 and CHF 3,228 mn in 2017 based on adjusted operating cost base at constant FX rates of CHF 21,242 mn in 2015, CHF 19,383 mn in 2016 and CHF 18,014 mn in 20172 Measured using Group adjusted operating cost base at actual FX rates, with FX impact of CHF 326 mn, see Appendix   17.7 actual FX2  1.91  3.21  >4.2  Break-evenpoint  2018  2015      3.6 actual FX2  Total netcost savings(cumulative)

 SRU RWA excl. Op Risk1in USD bn  Continued progress in accelerated SRU wind-down  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes operational risk RWA of CHF 19 bn in 2015, CHF 20 bn in 2016 and CHF 20 bn in 2017  -73%  SRU leverage exposurein USD bn  170  103  61  SRU adjusted operating expenses in USD mn  2,677  1,584  909

 We have strengthened our capital position and significantly lowered risk  Group Value-at-Risk Trading book avg. one-day, 98% risk mgmt. VaR in CHF mn  CET1 ratio  -47%    +270 bps    Guidance>12.5%

 Maintained strong capital position after absorbing ~45 bps of RMBS-related Op Risk RWA increase in 2H17 and investing in 2018 pipeline  1 Including CET1 accretion, RWA reduction in SRU and Corporate Center, FX RWA impact, methodology and policy changes 2 Increases to operational risk RWA of CHF 5.2 bn and CHF 3.8 bn in 3Q17 and 4Q17, respectively, reflecting an updated loss history and a revised methodology for the measurement of our risk-weighted assets relating to operational risk, primarily in respect of our RMBS settlements  CET1 ratio  Tier-1 leverage ratio  5.2%        1  2  2  5.2%    Guidance>12.5%

Making significant progress towards our 2018 Group targets

Group net cost savings* since 2015
cumulative, in CHF bn

Achieved over 75% of cost savings target level within 2 years



1.9
3.2
>4.2
2016
2017
2018 Target

Wealth Management-related businesses[1] adj. pre-tax income in CHF bn

Achieved 85% of combined 2018 adj. PTI target level within 2 years



3.4
4.2
4.95
APAC WM&C
IWM
SUB
0.5
1.1
1.7
0.8
1.5
1.9
0.85
1.8
2.3
2016
2017
2018 Target

Investment Banking 2017 adj. RoRC†

IBCM already operated within 2018 adj. RoRC† target range

	2016	2017	
IBCM	12%	15%	✓
Global Markets	2%	4%	▲
APAC Markets	9%	(1)%	~

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * At constant FX rates, see Appendix † See Appendix
1 Relating to SUB, IWM and APAC WM&C

CREDIT SUISSE
February 14, 2018
10

Our Wealth Management businesses have continued to perform strongly

Wealth Management key metrics

	2015	**2017**	
Assets under Management[1]	CHF 630 bn	**CHF 772 bn**	▲
Net New Assets[1]	CHF 18.1 bn	**CHF 37.2 bn**	▲
NNA[1] growth rate	3%	**5%**	▲
UHNW share of NNA[1]	~50%	**>75%**	▲
Adjusted net margin[1]	28 bps	**35 bps**	▲
Adjusted PTI[2]	CHF 2.9 bn	**CHF 4.2 bn**	▲

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Relating to SUB, IWM and APAC WM&C

CREDIT SUISSE
February 14, 2018 11

SUB – growth in profits and returns

SUB adjusted pre-tax income
in CHF mn



+17%
1,599
1,738
1,873
4Q
3Q
2Q
1Q
336
400
432
431
378
431
457
472
438
448
504
483
2015[1]
2016
2017

	2015	2016	2017
Adjusted return on regulatory capital†	13%	14%	15%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Excludes Swisscard pre-tax income of CHF 12 mn and CHF 13 mn in 1Q15 and 2Q15, respectively

CREDIT SUISSE
February 14, 2018 12

   IWM – growth in profits and returns…  IWM adjustedpre-tax incomein CHF mn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  +47%  1,497  1,109  1,016  1Q  2Q  3Q  4Q  Adjusted return on regulatory capital†  22%  29%  23%

   …supported by strong growth in Asset Management PTI…  Asset Management adjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  +105%

 …driven by higher recurring management fees  Asset Managementmanagement feesin CHF mn  Fee-based gross marginin basis points  32  34  32  +22%

   APAC WM&C – growth in profits and returns…  APAC WM&C adjustedpre-tax incomein CHF mn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  +188%  820  503  285  1Q  2Q  3Q  4Q  Adjusted return on regulatory capital†  14%  30%  22%

 …our integrated approach in APAC is recognized as best-in-class  Best Private Bank –Asia Pacific13rd consecutive year and4th time in the past five years   Outperforming industry peers in the competitive UHNW space  ”  Asian Private Banker  “   Best-in-class solutions to Asia’s entrepreneurs  Asian Private Banker  “  ”   Once again the standout player in the world’s most competitive private banking market, emphatically demonstrating just how powerful its integrated APAC model is  “  ”  Asian Private Banker    Received ~120 industry awardsfor 20175selected accolades  Asia PacificLoan Houseof the Year6  Asia’s Best Bank for Financing2Best Investment Bank in Indonesia, Singapore, South Korea, Vietnam2  Quant Houseof the Year forAsia ex-Japan8    1 Asian Private Banker as of January, 2018 2 Euromoney as of July, 2017 3 The Asset Triple A Regional Awards 2017 as of February, 2018 4 Institutional Investor as of June, 2017 5 Includes awards which reflect 2017 performance, including announced in 2018 YTD; excludes awards announced in 2017 which reflect 2016 performance. Excludes all survey and poll results 6 IFR Asia as of December, 2017 7 GlobalCapital Asia as of December, 2017 8 AsiaRisk as of September, 2017 9 Dealogic as of December 31, 2017 for APAC ex-Japan and ex-China onshore  Asia’s Best Bank for Wealth Management2  #1 All-Asia Sales & Trading Team Surveys4  Best Corporate and Institutional Bank3  Top 2 IBCM Share of Wallet in APAC9  Best InvestmentBank in Asia7  Best Private Bank – UHNW Services1   Best understandingof client needs and (…)high-quality relationships with investors   ”  Institutional Investor  “   Deploys capital in the places it is good at, specifically serving Asia-Pacific entrepreneurs  Euromoney  ”  “   One of the most active participants in the Hong Kong tech IPO revival  The Asset  ”  “

   IBCM – growth in profits and returns…  IBCM adjustedpre-tax incomein USD mn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  +351%  Adjusted return on regulatory capital†  5%  15%  12%

   …with share of wallet gains across all key products in 2017 and continued strong performance in 4Q17…  IBCM share of wallet1  1 Source: Dealogic as of December 31, 2017. Relating to Americas and EMEA          2017 vs. 2016  20174.1%5.7%7.4%  M&AECMLeveraged Finance  Share of wallet gains and market position in 4Q171  M&A SoW +78 bps YoYTop 4 in ECM, up 1 rank YoYLeveraged Finance SoW +27 bps YoYRevenue growth outperformed industry-wide Street fee pool

…and marquee M&A transactions announced in 4Q17, with continued momentum in 1Q18

Selected announced global M&A transactions Deal value and Credit Suisse role

4Q17	KKR	Acquisition of Unilever's global Spreads business	USD 8.2 bn	Exclusive Financial Advisor to KKR
	Bayer	Sale of selected Crop Science businesses to BASF	USD 7.0 bn	Joint Lead Financial Advisor to Bayer
	Campbell's	Acquisition of Snyder's-Lance Inc.	USD 6.1 bn	Lead Financial Advisor to Campbell's
	Equis	Sale to Global Infrastructure Partners	USD 5.0 bn	Lead Financial Advisor to Equis Energy
1Q18	Dr Pepper Snapple Group	Merger with Keurig Green Mountain	USD 23.0 bn	Financial Advisor to Dr Pepper Snapple Group, Inc.
	Global Infrastructure Partners	Acquisition of NRG Energy's controlling stake in NRG Yield and certain other renewable businesses	USD 8.0 bn[1]	Financial Advisor to GIP and Joint Lead Arranger and Joint Bookrunner on USD 1.5 bn of committed financing
	UBM	Recommended offer by Informa PLC	USD 6.3 bn	Financial Advisor and Corporate Broker to UBM plc
	SS&C	Acquisition of DST Systems	USD 5.4 bn	Financial Advisor to SS&C and Lead Arranger on committed financing
	Ferrero	Acquisition of Nestlé's U.S. Confectionary business	USD 2.8 bn	Financial Advisor to Ferrero

1 Relating to enterprise value

Credit Suisse
February 14, 2018 20

Global Markets with resilient revenue performance in a challenging trading environment…

- **Global Markets[1] adjusted net revenues in 4Q17 decreased 5% YoY**
- **Fixed Income[2] revenues in 4Q17 increased 5% YoY, with strong contribution from Securitized Products, particularly #1 ranked Asset Finance franchise[3]**
- **Equities[1,2] adjusted revenues in 4Q17 declined 15% YoY vs. a strong 4Q16 comparable; up 10% QoQ primarily due to strong underwriting performance**
- **Continued progress towards full-year 2018 adjusted operating expenses ambition of <USD 4.8 bn with 2017 adjusted operating expenses down 5% YoY**
- **Strong start to 1Q18 with Global Markets estimated net revenues up more than 10% YoY[4] in the first 6 weeks of 2018**

Note: Measured in USD terms, adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Excludes SMG net revenues of USD 12 mn, USD 2 mn and USD (6) mn in 4Q16, 3Q17 and 4Q17 2 Includes sales and trading and underwriting 3 Thomson Reuters, as of December 31, 2017
4 Relating to February 8, 2018 versus February 8, 2017

CREDIT SUISSE February 14, 2018 21

   …and positive operating leverage in 2017…  Global Markets adjusted operating expenses in USD bn  Global Markets adjusted net revenues1 in USD bn    +5%      -5%    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes SMG net revenues of USD 172 mn and USD (16) mn in 2016 and 2017, respectively

   …leading to growth in profits and returns  Global Markets adjustedpre-tax incomein USD mn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.† See Appendix  +118%  Adjusted return on regulatory capital†  4%  2%

   ITS has enjoyed a strong start to 2018, with a number of flagship transactions demonstrating our franchise strength  Successful ITS business model  Selected recent ITS transactions  Latin America: First launch of a Protected Note in Brazil linked to an asset manager’s bond fund BRL 600 mnUS: Accelerated repurchase for a corporate client USD 750 mnEurope: Unique Constant Maturity Swap spread transaction executed across SUB, ITS and GM USD 300 mn notionalMiddle East and Africa: First TLAC eligible structured note issuance by HoldCo from a European bank USD 1 bn notional  CIO-led House View  Sophisticated client demand  Bespoke structured solutions  Global distribution channel  Syndicated risk offset in wholesale market          Win-win solutions for clients and the franchise, generating high-quality fee income

 Profitability is improving at pace as we generate positive operating leverage and reduce the SRU drag  Note: Adjusted results are non-GAAP financial measures. Growth percentages are calculated based on the non-rounded results found in the 4Q17 Earnings Release. A reconciliation to reported results is included in the Appendix  Adjusted pre-tax incomein CHF bn   Core  SRU drag  Group  +30%  -37%  4.6  3.6      +349%

 We are improving returns across our business lines and driving Group returns higher  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Thereof WM&C 29.9%, APAC Markets (0.9)%    6.0%(2016: 1.3%)  =  +  2017 Adj. RoRC†  Group  SRU    -33.5%(2016: -35.1%)  SUB  IWM  APAC  IBCM  Global Markets  14.6%  14.2%    28.6%  23.1%      15.2%  11.9%    4.3%  2.0%    14.8%  15.0%1    10.9%  8.6%  Core    Divisional adjusted RoRC†  2017  2016  Size of bar represents 2017 RWA allocation  2016 Adj. RoRC†

Current trading and outlook

- **Strong start to the year across Wealth Management and Market-dependent activities in the first 6 weeks of 2018**
  - Positive net asset inflows across each of our Wealth Management businesses[1]
  - Significant rebound in client activity levels in Global Markets, with strength in Equity Derivatives and Securitized Products
  - Estimated net revenues in Global Markets up more than 10% YoY[2] and in APAC Markets up more than 15% YoY[2]
  - In addition, operating expenses across the two divisions have been reduced since we started our restructuring back in 2016, benefiting directly our bottom-line, with a positive effect on profitability[3]
  - Recent pick-up in market volatility impacting primary calendar
- **Well positioned to capture profitable growth opportunities and benefit from improved market conditions**

1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Relating to February 8, 2018 versus February 8, 2017 3 Relating to February 8, 2018 versus February 8, 2016

CREDIT SUISSE
February 14, 2018 27

   Summary  Delivering profitable growthExecuting with disciplineIncreasing return on capital

 Detailed Financials

Results overview

Credit Suisse Group results		4Q17	3Q17	4Q16	2017	2016
Net revenues		5,189	4,972	5,181	20,900	20,323
Provision for credit losses		43	32	75	210	252
Total operating expenses		5,005	4,540	7,309	18,897	22,337
Pre-tax income/(loss)		**141**	**400**	**(2,203)**	**1,793**	**(2,266)**
Real estate gains		-	-	(78)	-	(424)
(Gains)/losses on business sales		28	-	2	13	58
Restructuring expenses		(137)	(112)	(49)	(455)	(540)
Major litigation provisions		(255)	(108)	(2,401)	(493)	(2,707)
Expenses related to business sales		(8)	-	-	(8)	-
Adjusted	***Net revenues***	***5,217***	***4,972***	***5,105***	***20,913***	***19,957***
Adjusted	***Provision for credit losses***	***43***	***32***	***75***	***210***	***252***
Adjusted	***Total operating expenses***	***4,605***	***4,320***	***4,859***	***17,941***	***19,090***
Adjusted	***Pre-tax income***	***569***	***620***	***171***	***2,762***	***615***
Net income/(loss) attributable to shareholders		(2,126)	244	(2,619)	(983)	(2,710)
Diluted earnings/(loss) per share in CHF		(0.83)	0.09	(1.20)	(0.41)	(1.27)
Return on tangible equity[1]		(22.0)%	2.5%	(26.9)%	(2.6)%	(6.9)%

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

1 Return on tangible equity is based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-4Q17, tangible equity excluded goodwill of CHF 4,742 million and other intangible assets of CHF 223 million from total shareholders' equity attributable to shareholders of CHF 41,902 million as presented in our balance sheet.

CREDIT SUISSE
February 14, 2018
30

CET1 ratio at 12.8% and Tier-1 leverage ratio at 5.2%

Basel III RWA in CHF bn



13.2%
CET1 ratio
12.8%
265
1
2
(3)
4
2
272
3Q17
FX impact
Core businesses[1]
SRU[1]
Op Risk RWA from RMBS
Other[2]
4Q17

Leverage exposure in CHF bn



3.8%
CET1 leverage ratio
3.8%
5.2%
Tier-1 leverage ratio
5.2%
909
7
7
(6)
917
3Q17
FX impact
Core businesses
SRU
4Q17

1 Includes model and parameter updates 2 Includes methodology and policy changes

Comments

- CET1 ratio of 12.8% above 2018 target level of >12.5%
- Further reduction of RWA in the SRU by CHF 3 bn, leaving RWA excl. operational risk at USD 14 bn, well on track to achieve end-2018 target of USD 11 bn
- CHF 3.8 bn reflecting an updated loss history and a revised methodology for the measurement of our RWA relating to operational risk, primarily in respect of our RMBS settlements, recorded in Corporate Center in 4Q17; equates to a 19 bps adverse impact on CET1 ratio
  - Reduction in CET1 ratio during 2H17 including related operational risk RWA recorded in 3Q17 equates to ~45 bps
- Tier-1 leverage ratio of 5.2%, of which CET1 leverage ratio at 3.8%, unchanged from previous quarter

CREDIT SUISSE
February 14, 2018 31

 Net savings of CHF 1.4 bn or 7% in the full year 2017; achieved target with an operating cost base of CHF 18.0 bn for the year  Adjusted operating cost base at constant FX rates* in CHF bn  Key messages  Continuous YoY cost reduction over the past 2 years            2015    2016    2017  21.2  19.4  (1.4)  <17.0  18.0        (7)%  7% cost reduction in 2017 vs. prior year with incremental net savings of CHF 0.3 bn in 4Q17; majority of savings from the execution of the workforce strategy and the continued wind-down of the SRUCommitted to delivering on our end-2018 target with adjusted operating cost base of < CHF 17.0 bn    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix* Adjusted operating cost base at constant FX rates; see Appendix

Swiss Universal Bank

Strong full year performance with PTI of CHF 1.9 bn, our 8th consecutive quarter of YoY PTI growth

Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net revenues	1,318	1,319	1,379	5,396	5,393
o/w Private Clients	*726*	*727*	*729*	*2,897*	*2,892*
o/w Corp. & Inst. Clients	*592*	*592*	*650*	*2,499*	*2,501*
Provision for credit losses	15	14	34	75	79
Total operating expenses	865	857	967	3,448	3,576
Pre-tax income	**438**	**448**	**378**	**1,873**	**1,738**
o/w Private Clients	***213***	***217***	***150***	***860***	***780***
o/w Corp. & Inst. Clients	***225***	***231***	***228***	***1,013***	***958***
Cost/income ratio	**66%**	**65%**	**70%**	**64%**	**66%**
Return on regulatory capital†	**14%**	**14%**	**12%**	**15%**	**14%**

Key metrics in CHF bn

		4Q17	3Q17	4Q16	2017	2016
PC	Adj. net margin in bps	41	43	31	43	41
PC	Net new assets	0.0	1.0	(1.8)	4.7	0.1
PC	Mandates penetration	32%	32%	30%	32%	30%
	Net loans	165	165	166	165	166
	Net new assets C&IC	(0.2)	(13.7)	0.8	(13.9)	2.5
	Risk-weighted assets	66	65	66	66	66
	Leverage exposure	257	256	253	257	253

Key messages

- 4Q17 pre-tax income up 16%; full year 2017 result up 8%, strong RoRC† of 15%
- Stable revenues compared to 3Q17; YoY reduction mostly driven by noticeably lower ITS revenues
- 4Q17 operating expenses decreased 11% driven by continued personnel cost reduction and non-compensation savings; full year operating expenses reduced by 4%, improved cost/income ratio by 2 percentage points while continuously investing in digitalization and regulatory initiatives
- Record AuM of CHF 563 bn, up 6% since end-2016

Private Clients

- Full year 2017 PTI up 10%; driven by strong cost discipline
- Flat 4Q17 NNA with inflows offsetting the usual seasonal outflows; full year 2017 NNA of CHF 4.7 bn, representing record annual performance

Corporate & Institutional Clients

- Full year 2017 PTI up 6%
- Transaction-based revenues decreased 18%, primarily due to ITS and compared to a strong performance in 4Q16
- IB Switzerland continued with #1 position in Swiss Investment Banking[1] in M&A, DCM and ECM, with solid 1H18 pipeline

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 Sources: Thomson Securities for M&A, International Financing Review (IFR) for DCM, Dealogic for ECM; all for the period ending December 31, 2017

CREDIT SUISSE February 14, 2018 33

International Wealth Management

Strong finish to a successful year – Full year PTI up 35% with a return on capital of 29%

Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net revenues	1,392	1,262	1,245	5,139	4,644
o/w Private Banking	*923*	*870*	*864*	*3,603*	*3,317*
o/w Asset Management	*469*	*392*	*381*	*1,536*	*1,327*
Provision for credit losses	14	3	6	27	20
Total operating expenses	968	877	939	3,615	3,515
Pre-tax income	**410**	**382**	**300**	**1,497**	**1,109**
o/w Private Banking	***275***	***272***	***192***	***1,116***	***822***
o/w Asset Management	***135***	***110***	***108***	***381***	***287***
Cost/income ratio	**70%**	**69%**	**75%**	**70%**	**76%**
Return on regulatory capital†	**31%**	**29%**	**24%**	**29%**	**23%**

Key metrics in CHF bn

		4Q17	3Q17	4Q16	2017	2016
PB	Adj. net margin in bps	30	31	24	32	27
PB	Net new assets	2.7	3.6	0.4	15.6	15.6
PB	Number of RM	1,130	1,130	1,140	1,130	1,140
PB	Net loans	50	48	45	50	45
	Net new assets AM	1.4	1.1	(4.4)	20.3	5.6
	Risk-weighted assets	38	37	35	38	35
	Leverage exposure	99	93	94	99	94

Key messages

- 2017 PTI of CHF 1.5 bn vs. CHF 1.1 bn in 2016
- Sustained strong PB NNA of CHF 15.6 bn, a growth rate of 5%; AM NNA increased to CHF 20.3 bn at a 6% growth rate
- PB net margin improved to 32 bps in 2017

Private Banking

- 2017 PTI up 36% and 4Q17 PTI up 43% vs. 4Q16
- Delivered operating leverage in 2017 on 9% higher revenues and stable expenses; cost increase vs. 3Q17 due to IT investments and higher regulatory and marketing costs
- 4Q17 and 2017 with increase across all major revenue lines, including significantly higher client activity
- Successful house view performance reflected by CHF 15.3 bn net mandate sales in 2017; penetration up 3 percentage points to 31%

Asset Management

- PTI up 33% vs. 2016 and up 25% vs. 4Q16
- Continued double digit growth in management fees at resilient recurring margins
- Strong investment performance during the year resulted in 105% higher performance fees vs. 4Q16 (up 66% vs. 2016); also resulted in higher performance-related compensation expenses

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix

CREDIT SUISSE
February 14, 2018 34

Asia Pacific

Record performance in WM&C offset by lower results in Markets

Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net revenues	885	890	862	3,504	3,597
o/w WM&C	*626*	*548*	*560*	*2,322*	*1,904*
o/w Markets	*259*	*342*	*302*	*1,182*	*1,693*
Provision for credit losses	7	5	11	15	26
Total operating expenses	679	657	729	2,697	2,793
Pre-tax income	**199**	**228**	**122**	**792**	**778**
o/w WM&C	***239***	***178***	***167***	***820***	***503***
o/w Markets	***(40)***	***50***	***(45)***	***(28)***	***275***
Cost/income ratio	**77%**	**74%**	**85%**	**77%**	**78%**
Return on regulatory capital†	**15%**	**18%**	**9%**	**15%**	**15%**

Key metrics in CHF bn

		4Q17	3Q17	4Q16	2017	2016
PB[1]	Adj. net margin in bps	24	31	22	30	23
PB[1]	Net new assets	1.3	5.8	0.7	16.9	13.6
PB[1]	Number of RM	590	590	640	590	640
PB[1]	Assets under management	197	190	167	197	167
	Net loans	43	43	40	43	40
	Risk-weighted assets	31	31	35	31	35
	Leverage exposure	106	106	109	106	109

Key messages

- Strongest fourth-quarter performance with PTI up 63% and full year RoRC† of 15%

Wealth Management & Connected (WM&C)

- Record performance with 4Q17 PTI up 43% and RoRC† of 35%. 2017 PTI up 63%
- Significantly higher PB net margin of 30 bps for 2017 vs. 2016 on record AuM of CHF 197 bn, including 2017 NNA of CHF 16.9 bn
- Record WM&C revenues from higher financing activities, equity underwriting, transaction-based revenues and recurring commissions and fees. Financing revenues in 4Q17 included gains from a pre-IPO financing and net fair value impact from an impaired loan portfolio
- Top 2 Rank[2] in APAC in advisory and underwriting for 2017

Markets[3]

- Equity sales and trading performance decreased from lower prime services and weaker trading performance in equity derivatives despite consistent client flows, partly offset by strong results in cash. Revenues in 4Q17 included a gain from the call of a structured note liability
- Fixed income sales and trading revenues decreased reflecting lower levels of activity in FX and structured products, partly offset by improved performance in rates and credit products. QoQ revenues were lower across product groups, mainly reflecting weaker trading performance
- 2017 operating expense reduction of 14% from efficiency initiatives
- RWA and leverage exposure lower by 23% and 6%, respectively

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 APAC PB within WM&C 2 Source: Dealogic, as of December 31, 2017; refers to APAC ex-Japan and ex-China Onshore 3 All numbers quoted under key messages for Markets are based on USD

CREDIT SUISSE February 14, 2018 35

 Key messages  Investment Banking & Capital MarketsRevenue growth driving over 40% YoY increase in PTI   Adjusted key financials in USD mn  Key metrics in USD bn  Global advisory and underwriting revenues1 in USD mn  Full Year 2017Delivered strong financial performance for the full year Revenues up 9% vs. 2016PTI up 41%, driven by both revenue growth and cost disciplineRoRC† of 15%, one year ahead of 2018 target Top 5 rankings in IPOs and Leveraged Finance with market share gains in both regions2Global advisory and underwriting revenues are up 10% vs. 2016, outperforming industry-wide Street fees which were up 7%34Q17Revenues of USD 573 mn with strong YoY growth across debt and equity underwriting, partly offset by lower advisory revenues reflecting fewer completed deals across the Street Operating expenses up 6% reflecting targeted investments in business growth, compliance and ITRoRC† of 17%, with Americas returns of 21% and improved contribution from EMEARWA up 16% driven by the impact of methodology changes, growth in the Corporate Bank loan portfolio and increased underwriting commitments    4Q17  3Q17  4Q16  2017  2016  Risk-weighted assets  21  20  18  21  18  Leverage exposure  45  44  45  45  45    4Q17  3Q17  4Q16  2017  2016  Net revenues  573  474  569  2,182  2,001  Provision for credit losses  (1)  12  (1)  31  20  Total operating expenses  452  408  428  1,732  1,684  Pre-tax income  122  54  142  419  297  Cost/income ratio  79%  86%  75%  79%  84%  Return on regulatory capital†  17%  8%  22%  15%  12%    4Q17  3Q17  4Q16  2017  2016  Global advisory and underwriting revenues1  1,034  950  1,042  4,133  3,771  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All share of walletand rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, andgovernment debt). All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Source: Dealogic for the period ending December 31, 2017; includes Americas and EMEA only 3 Source: Dealogic for the period ending December 31, 2017 (Global)

Global Markets

2017 results reflect improved operating leverage and strength of client franchise

Adjusted key financials in USD mn

	4Q17	3Q17	4Q16	2017	2016
Equities[1,2]	459	419	538	1,998	2,175
Fixed Income[1]	802	947	765	3,920	3,446
SMG[3]	(6)	2	12	(16)	172
Other	(76)	(60)	(59)	(240)	(218)
Net revenues	1,179	1,308	1,256	5,662	5,575
Provision for credit losses	8	7	(3)	32	(4)
Total operating expenses	1,290	1,200	1,236	5,010	5,295
Pre-tax income	**(119)**	**101**	**23**	**620**	**284**
Cost/income ratio	**109%**	**92%**	**98%**	**88%**	**95%**
Return on regulatory capital†	**n/m**	**3%**	**1%**	**4%**	**2%**

Key metrics in USD bn

	4Q17	3Q17	4Q16	2017	2016
Risk-weighted assets	60	58	51	60	51
Leverage exposure	290	291	278	290	278

Key messages

Full Year 2017

- Higher PTI of USD 620 mn on successful execution of restructuring strategy amid challenging market conditions
- Fixed income revenues increased 14% driven by strength in securitized products and leveraged finance underwriting
- Equities[2,3] revenues declined 8% reflecting a low volume and volatility environment, particularly impacting equity derivatives
- Strong cost discipline with expenses reduced by 5%, or USD 285 mn, vs. 2016 with continued progress towards < USD 4.8 bn in costs by 2018

4Q17

- Revenues[2,3] declined 5% as a significant increase in underwriting, up 33%, and stable fixed income trading results were offset by a 22% decline in equity trading[2,3]
- Expenses increased 4% driven by higher professional services fees and compensation and benefits
- RWA increased vs. 4Q16 due to methodology changes and higher underwriting commitments

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 Includes sales and trading and underwriting 2 Excludes SMG 3 Completed the transition of the SMG business to IWM in 1Q17

CREDIT SUISSE February 14, 2018 37

Strategic Resolution Unit

2017 adjusted operating expenses lower by 43% YoY
RWA ex Op Risk and leverage exposure down 43% and 41%, respectively

Key financials in USD mn

		4Q17	3Q17	4Q16	2017	2016
Adjusted	Net revenues	(153)	(265)	(201)	(944)	(1,283)
	Provision for credit losses	3	(9)	28	31	115
	Total operating expenses	196	228	287	909	1,584
	Pre-tax loss	**(352)**	**(484)**	**(516)**	**(1,884)**	**(2,982)**
	Real estate gains	*-*	*-*	*(4)*	*-*	*(4)*
	(Gain) / loss on business sales	*-*	*-*	*1*	*(39)*	*6*
	Restructuring expenses	*19*	*21*	*1*	*59*	*123*
	Major litigation expenses	*91*	*94*	*2,322*	*275*	*2,646*
	Pre-tax loss reported	**(462)**	**(599)**	**(2,836)**	**(2,179)**	**(5,753)**

Key metrics

	4Q17	3Q17	4Q16	2017	2016
Risk-weighted assets in CHF bn	34	36	45	34	45
RWA excl. operational risk in USD bn	14	17	25	14	25
Leverage exposure in USD bn	61	68	103	61	103

Key messages

Full Year 2017

- Full year 2017 adjusted operating expenses lower by USD 675 mn, or 43%, reflecting progress of our cost and infrastructure rationalization program, and the exit from US onshore and Western European private banking businesses

4Q17

- Adjusted pre-tax loss improved USD 132 mn vs. 3Q17, on the back of exit-related gains of USD 53 mn, and lower adjusted operating expenses
- On a year-on-year basis, RWA[1] and leverage exposure reduced by USD 11 bn (43%) and USD 42 bn (41%), respectively. Bilateral derivatives trade count of 92k, down 50k vs. 4Q16, or 35%
- RWA[1] and leverage exposure lower by USD 2 bn (15%) and USD 6 bn (9%), respectively, compared to 3Q17
  - Broad range of transactions executed in the quarter, including the restructuring of life finance and emerging market exposures, real estate exits, and full exit of legacy leverage finance capital markets portfolio

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated.

1 Numbers represent RWA movements excluding operational risk RWA

CREDIT SUISSE
February 14, 2018
38

   Summary  Delivering profitable growthExecuting with disciplineIncreasing return on capital

 Appendix

 Overview of Credit Suisse 4Q17 and 2017 results  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation  Pre-tax incomein CHF mn unless otherwise specified    Reported            Adjusted              4Q17  3Q17  4Q16  2017  2016    4Q17  3Q17  4Q16  2017  2016  SUB    433  426  382  1,765  2,025    438  448  378  1,873  1,738  IWM    340  355  331  1,351  1,121    410  382  300  1,497  1,109  APAC    176  218  103  729  725    199  228  122  792  778  o/w Wealth Mgmt. & Connected    229  173  162  799  489    239  178  167  820  503  o/w Markets in USD mn    (53)  46  (58)  (68)  245    (40)  52  (44)  (26)  284  IBCM in USD mn    108  37  148  376  268    122  54  142  419  297  Global Markets in USD mn    (200)  73  9  458  57    (119)  101  23  620  284  Total Core    596  978  692  3,928  3,493    916  1,089  692  4,609  3,558  SRU in USD mn    (462)  (599)  (2,836)  (2,179)  (5,753)    (352)  (484)  (516)  (1,884)  (2,982)  Group    141  400  (2,203)  1,793  (2,266)    569  620  171  2,762  615  RWA in CHF bn    272  265  268                  CET1 ratio    12.8%  13.2%  11.5%                  Leverage exposure in CHF bn    917  909  951                  Tier 1 leverage ratio    5.2%  5.2%  4.4%

Wealth Management businesses

NNA generation

APAC PB[1] NNA in CHF bn


0.7
5.8
1.3
13.6
16.9
4Q16
3Q17
4Q17
2016
2017

IWM PB NNA in CHF bn


0.4
3.6
2.7
15.6
15.6
4Q16
3Q17
4Q17
2016
2017

SUB PC NNA in CHF bn


(1.8)
1.0
-
0.1
4.7
4Q16
3Q17
4Q17
2016
2017

	APAC PB 4Q16	APAC PB 3Q17	APAC PB 4Q17	APAC PB 2016	APAC PB 2017	IWM PB 4Q16	IWM PB 3Q17	IWM PB 4Q17	IWM PB 2016	IWM PB 2017	SUB PC 4Q16	SUB PC 3Q17	SUB PC 4Q17	SUB PC 2016	SUB PC 2017
Regularization outflows included in NNA in CHF bn	(1.4)	-	**(0.1)**	(2.5)	**(0.7)**	(2.2)	(0.4)	**(0.5)**	(5.7)	**(1.6)**	(0.2)	-	**(0.1)**	(0.6)	**(0.2)**
NNA growth (annualized)	2%	13%	**3%**	9%	**10%**	1%	4%	**3%**	5%	**5%**	(4)%	2%	**-%**	-	**2%**

1 APAC PB within WM&C

CREDIT SUISSE
February 14, 2018
42

 Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 APAC PB within WM&C  SUB PC Adj. net margin in bps  Adj. gross margin in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB1 Adj. net margin in bps  171  182  160  4Q16  2017  4Q17  Adj. gross margin in bps  Average AuM in CHF bn  95  548  365  Adj. pre-tax income in CHF mn  372  1,607  1,374  Adj. net revenues in CHF mn  3Q17  2016  184  141  400  196  116  391  316  344  300  192  1,116  822  864  3,603  3,317  346  272  870  365  275  923  192  202  190  150  860  780  729  2,897  2,892  204  217  727  208  213  726  4Q16  2017  4Q17  3Q17  2016  4Q16  2017  4Q17  3Q17  2016  4Q16  2017  4Q17  3Q17  2016  4Q16  2017  4Q17  3Q17  2016  4Q16  2017  4Q17  3Q17  2016

Swiss Universal Bank

Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net interest income	428	421	421	1,670	1,661
Recurring commissions & fees	208	205	216	812	820
Transaction-based	89	101	93	413	410
Other revenues	1	0	(1)	2	1
Net revenues	726	727	729	2,897	2,892
Provision for credit losses	10	9	10	42	39
Total operating expenses	503	501	569	1,995	2,073
Pre-tax income	**213**	**217**	**150**	**860**	**780**
Cost/income ratio	**69%**	**69%**	**78%**	**69%**	**72%**

Key metrics in CHF bn

	4Q17	3Q17	4Q16	2017	2016
Adj. net margin in bps	41	43	31	43	41
Net new assets	0.0	1.0	(1.8)	4.7	0.1
Mandates penetration	32%	32%	30%	32%	30%
Assets under management	208	206	192	208	192
Number of RM	1,300	1,300	1,430	1,300	1,430

Corporate & Institutional Clients Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net interest income	301	303	324	1,226	1,223
Recurring commissions & fees	159	149	162	634	626
Transaction-based	146	161	177	694	702
Other revenues	(14)	(21)	(13)	(55)	(50)
Net revenues	592	592	650	2,499	2,501
Provision for credit losses	5	5	24	33	40
Total operating expenses	362	356	398	1,453	1,503
Pre-tax income	**225**	**231**	**228**	**1,013**	**958**
Cost/income ratio	**61%**	**60%**	**61%**	**58%**	**60%**

Key metrics in CHF bn

	4Q17	3Q17	4Q16	2017	2016
Net new assets	(0.2)	(13.7)	0.8	(13.9)	2.5
Assets under management	355	347	339	355	339
Number of RM	540	550	540	540	540

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE February 14, 2018 44

International Wealth Management
Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net interest income	380	367	353	1,449	1,308
Recurring commissions & fees	308	300	277	1,200	1,093
Transaction- and perf.-based	235	203	235	953	922
Other revenues	0	0	(1)	1	(6)
Net revenues	923	870	864	3,603	3,317
Provision for credit losses	14	3	6	27	20
Total operating expenses	634	595	666	2,460	2,475
Pre-tax income	**275**	**272**	**192**	**1,116**	**822**
Cost/income ratio	**69%**	**68%**	**77%**	**68%**	**75%**

Key metrics in CHF bn

	4Q17	3Q17	4Q16	2017	2016
Adj. net margin in bps	30	31	24	32	27
Net new assets	2.7	3.6	0.4	15.6	15.6
Assets under management	367	355	323	367	323
Mandates penetration	31%	30%	28%	31%	28%
Net loans	50	48	45	50	45
Number of RM	1,130	1,130	1,140	1,130	1,140

Asset Management Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Management fees	283	278	228	1,084	891
Performance & placement rev.	173	63	108	310	208
Investment & partnership inc.	13	51	45	142	228
Net revenues	469	392	381	1,536	1,327
Total operating expenses	334	282	273	1,155	1,040
Pre-tax income	**135**	**110**	**108**	**381**	**287**
Cost/income ratio	**71%**	**72%**	**72%**	**75%**	**78%**

Key metrics in CHF bn

	4Q17	3Q17	4Q16	2017	2016
Net new assets	1.4	1.1	(4.4)	20.3	5.6
Assets under management	386	376	322	386	322

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE February 14, 2018 45

Asia Pacific

Wealth Management & Connected and Markets

Wealth Management & Connected

Adjusted key financials in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Private Banking	391	400	372	1,607	1,374
Adv., Underwr. and Financing	235	148	188	715	530
Net revenues	626	548	560	2,322	1,904
Provision for credit losses	7	5	11	15	29
Total operating expenses	380	365	382	1,487	1,372
Pre-tax income	**239**	**178**	**167**	**820**	**503**
Cost/income ratio	**61%**	**67%**	**68%**	**64%**	**72%**
Return on regulatory capital†	**35%**	**25%**	**27%**	**30%**	**22%**
Risk-weighted assets in CHF bn	19	19	18	19	18
Leverage exposure in CHF bn	48	49	46	48	46

Private Banking[1] revenue details in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net interest income	147	144	166	620	602
Recurring commissions & fees	100	97	84	381	319
Transaction-based revenues	144	159	122	606	469
Other revenues	0	0	0	0	(16)
Net revenues	391	400	372	1,607	1,374

Markets

Adjusted key financials in USD mn

	4Q17	3Q17	4Q16	2017	2016
Equity sales & trading	240	271	267	940	1,181
Eq. sales & trading ex SMG	*240*	*271*	*258*	*940*	*1,115*
Fixed income sales & trading	24	83	33	269	541
Net revenues	264	354	300	1,209	1,722
Provision for credit losses	0	0	0	0	(3)
Total operating expenses	304	302	344	1,235	1,441
Pre-tax income	**(40)**	**52**	**(44)**	**(26)**	**284**
Cost/income ratio	**115%**	**85%**	**115%**	**102%**	**84%**
Return on regulatory capital†	**(5)%**	**7%**	**(5)%**	**(1)%**	**9%**
Risk-weighted assets in USD bn	12	13	16	12	16
Leverage exposure in USD bn	58	59	62	58	62

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See under "Notes" at the end of this Appendix 1 APAC PB within WM&C

CREDIT SUISSE February 14, 2018 46

 Corporate Center  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation‘Other revenues’ include required elimination adjustments associated with trading in own shares    4Q17  3Q17  4Q16  2017  2016  Total assets  68  66  62  68  62  Risk-weighted assets  24  21  17  24  17  Leverage exposure  67  63  59  67  59  Adjusted key financials in CHF mn    4Q17  3Q17  4Q16  2017  2016  Treasury results  72  45  (75)  56  (160)  Other  (27)  (8)  59  52  283  Net revenues  45  37  (16)  108  123  Provision for credit losses  (3)  0  0  0  (1)  Compensation and benefits  84  103  122  394  277  G&A expenses  92  44  101  241  399  Commission expenses  8  8  32  45  76  Total other operating expenses  100  52  133  286  475  Total operating expenses  184  155  255  680  752  Pre-tax loss  (136)  (118)  (271)  (572)  (628)  Key metrics in CHF bn

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	2017 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	21,786	25%	49%	11%	2%	13%
Total expenses[2]	17,858	32%	34%	4%	11%	19%
Swiss Universal Bank						
Net revenues	5,396	76%	13%	8%	1%	2%
Total expenses[2]	3,631	82%	7%	2%	4%	5%
International Wealth Management						
Net revenues	5,111	21%	50%	17%	3%	9%
Total expenses[2]	3,760	41%	26%	11%	9%	13%
Asia Pacific						
Net revenues	3,504	4%	46%	2%	1%	47%
Total expenses[2]	2,775	10%	17%	-%	3%	70%
Global Markets						
Net revenues	5,551	-%	70%	18%	2%	10%
Total expenses[2]	5,101	4%	59%	3%	22%	12%
Investment Bank & Capital Markets						
Net revenues	2,139	-1%	87%	7%	3%	4%
Total expenses[2]	1,770	3%	71%	5%	15%	6%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 2017, the sensitivities are:

- USD/CHF impact on 2017 pre-tax income by CHF +468 / (468) mn
- EUR/CHF impact on 2017 pre-tax income by CHF +167 / (167) mn

Currency mix capital metric[4] "look-through"



15%
7%
7%
7%
5%
12%
42%
40%
44%
USD
45%
46%
29%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+2.1 bps / (2.4) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.07 for the 2017 results
4 Data based on December 2017 month-end currency mix and on a "look-through" basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE February 14, 2018 48

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/8)

Group in CHF mn

	4Q17	3Q17	4Q16	1H17	1H16	9M17	9M16	2017	2016
Net revenues reported	**5,189**	**4,972**	**5,181**	**10,739**	**9,746**	**15,711**	**15,142**	**20,900**	**20,323**
Fair value on own debt	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	(78)	-	-	-	(346)	-	(424)
(Gains)/losses on business sales	28	-	2	(15)	56	(15)	56	13	58
Net revenues adjusted	**5,217**	**4,972**	**5,105**	**10,724**	**9,802**	**15,696**	**14,852**	**20,913**	**19,957**
Provision for credit losses	**43**	**32**	**75**	**135**	**122**	**167**	**177**	**210**	**252**
Total operating expenses reported	**5,005**	**4,540**	**7,309**	**9,352**	**9,909**	**13,892**	**15,028**	**18,897**	**22,337**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	(137)	(112)	(49)	(206)	(346)	(318)	(491)	(455)	(540)
Major litigation provisions	(255)	(108)	(2,401)	(130)	-	(238)	(306)	(493)	(2,707)
Expenses related to business sales	(8)	-	-	-	-	-	-	(8)	-
Total operating expenses adjusted	**4,605**	**4,320**	**4,859**	**9,016**	**9,563**	**13,336**	**14,231**	**17,941**	**19,090**
Pre-tax income/(loss) reported	**141**	**400**	**(2,203)**	**1,252**	**(285)**	**1,652**	**(63)**	**1,793**	**(2,266)**
Total adjustments	428	220	2,374	321	402	541	507	969	2,881
Pre-tax income/(loss) adjusted	**569**	**620**	**171**	**1,573**	**117**	**2,193**	**444**	**2,762**	**615**

CS Group in CHF mn

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	2017	2016	2015
Total operating expenses reported	**5,005**	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**18,897**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-	-	(3,797)	-	-	-	-	-	(3,797)
Restructuring expenses	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	(455)	(540)	(355)
Major litigation provisions	(255)	(108)	(33)	(97)	(2,401)	(306)	-	-	(563)	(204)	(63)	10	(493)	(2,707)	(820)
Expenses related to business sales	(8)	-	-	-	-	-	-	-	-	-	-	-	(8)	-	-
Debit valuation adjustments (DVA)	(20)	(20)	(17)	(26)	-	-	-	-	-	-	-	-	(83)	-	-
Certain accounting changes	(45)	(48)	(52)	(25)	-	-	-	-	-	-	-	-	(170)	-	-
Total operating cost base adjusted	**4,540**	**4,252**	**4,370**	**4,526**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**17,688**	**19,090**	**20,923**
FX adjustment	49	106	102	69	70	120	70	33	-	62	137	120	326	293	319
Total operating cost base adjusted at constant FX	**4,589**	**4,358**	**4,472**	**4,595**	**4,929**	**4,788**	**4,916**	**4,750**	**5,803**	**4,881**	**5,322**	**5,236**	**18,014**	**19,383**	**21,242**

CREDIT SUISSE

February 14, 2018

49

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/8)

Group in CHF mn	2017	2016
Total non-compensation expenses reported	**8,720**	**11,765**
Goodwill impairment	-	-
Restructuring expenses	(455)	(540)
Major litigation provisions	(493)	(2,707)
Certain accounting changes	(170)	-
Expenses related to business sales	(8)	-
FX adjustment	145	153
Total non-compensation operating cost base adjusted at constant FX	**7,739**	**8,671**

	Wealth Management[1] in CHF mn			SUB, IWM and APAC WM&C in CHF mn					
	2017	2016	2015[2]	4Q17	4Q16	4Q15	2017	2016	2015[2]
Net revenues reported	**8,107**	**8,003**	**7,459**	**3,308**	**3,258**	**3,035**	**12,829**	**12,361**	**11,631**
Fair value on own debt	-	-	-	-	-	-	-	-	-
Real estate gains	-	(420)	(95)	-	(74)	(72)	-	(420)	(95)
(Gains)/losses on business sales	-	-	(21)	28	-	(34)	28	-	(34)
Net revenues adjusted	**8,107**	**7,583**	**7,343**	**3,336**	**3,184**	**2,929**	**12,857**	**11,941**	**11,502**
Provision for credit losses	**73**	**91**	**72**	**36**	**51**	**35**	**117**	**128**	**174**
Total operating expenses reported	**5,668**	**5,615**	**5,828**	**2,270**	**2,332**	**3,059**	**8,797**	**8,598**	**9,252**
Goodwill impairment	-	-	-	-	-	(446)	-	-	(446)
Restructuring expenses	(104)	(102)	(66)	(19)	(18)	(79)	(150)	(128)	(79)
Major litigation provisions	(54)	12	(299)	(38)	(26)	(259)	(97)	(7)	(299)
Expenses related to business sales	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**5,510**	**5,525**	**5,463**	**2,213**	**2,288**	**2,275**	**8,550**	**8,463**	**8,428**
Pre-tax income/(loss) reported	**2,366**	**2,297**	**1,559**	**1,002**	**875**	**(59)**	**3,915**	**3,635**	**2,205**
Total adjustments	158	(330)	249	85	(30)	678	275	(285)	695
Pre-tax income/(loss) adjusted	**2,524**	**1,967**	**1,808**	**1,087**	**845**	**619**	**4,190**	**3,350**	**2,900**

1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE February 14, 2018 50

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/8)

Group in CHF mn

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net revenues reported	**5,189**	**4,972**	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**	**6,372**	**6,578**	**6,463**	**6,829**
Fair value on own debt	-	-	-	-	-	-	-	-	697	(623)	(228)	(144)	(297)	(318)	(17)	89
Real estate gains	-	-	-	-	(78)	(346)	-	-	(72)	-	(23)	-	(375)	-	(5)	(34)
(Gains)/losses on business sales	28	-	-	(15)	2	-	-	56	(34)	-	-	-	(101)	-	-	-
Net revenues adjusted	**5,217**	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**	**5,599**	**6,260**	**6,441**	**6,884**
Provision for credit losses	**43**	**32**	**82**	**53**	**75**	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**	**75**	**59**	**18**	**34**
Total operating expenses reported	**5,005**	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,405**	**5,181**	**6,791**	**5,052**
Goodwill impairment	-	-	-	-	-	-	-	-	(3,797)	-	-	-	-	-	-	-
Restructuring expenses	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	-	-	-	-
Major litigation provisions	(255)	(108)	(33)	(97)	(2,401)	(306)	-	-	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)
Expenses related to business sales	(8)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**4,605**	**4,320**	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**5,012**	**4,891**	**5,080**	**5,010**
Pre-tax income/(loss) reported	**141**	**400**	**582**	**670**	**(2,203)**	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**	**892**	**1,338**	**(346)**	**1,743**
Total adjustments	428	220	102	219	2,374	105	91	311	5,306	(419)	(188)	(154)	(380)	(28)	1,689	97
Pre-tax income/(loss) adjusted	**569**	**620**	**684**	**889**	**171**	**327**	**290**	**(173)**	**(1,135)**	**433**	**1,468**	**1,357**	**512**	**1,310**	**1,343**	**1,840**

Core in CHF mn

	4Q17	3Q17	4Q16	2017	2016
Net revenues reported	**5,340**	**5,227**	**5,383**	**21,786**	**21,594**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	(74)	-	(420)
(Gains)/losses on business sales	28	-	-	51	52
Net revenues adjusted	**5,368**	**5,227**	**5,309**	**21,837**	**21,226**
Provision for credit losses	**40**	**40**	**47**	**178**	**141**
Total operating expenses reported	**4,704**	**4,209**	**4,644**	**17,680**	**17,960**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(119)	(91)	(48)	(398)	(419)
Major litigation provisions	(165)	(20)	(26)	(224)	(14)
Expenses related to business sales	(8)	-	-	(8)	-
Total operating expenses adjusted	**4,412**	**4,098**	**4,570**	**17,050**	**17,527**
Pre-tax income/(loss) reported	**596**	**978**	**692**	**3,928**	**3,493**
Total adjustments	320	111	-	681	65
Pre-tax income/(loss) adjusted	**916**	**1,089**	**692**	**4,609**	**3,558**

CREDIT SUISSE

February 14, 2018

51

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/8)

SUB in CHF mn

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15[1]	1Q15[2]	2017	2016	2015[3]
Net revenues reported	1,318	1,319	1,405	1,354	1,399	1,667	1,337	1,356	1,495	1,364	1,387	1,327	5,396	5,759	5,573
Real estate gains	-	-	-	-	(20)	(346)	-	-	(72)	-	(23)	-	-	(366)	(95)
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	(23)	-	-	-	-	-	(23)
Net revenues adjusted	1,318	1,319	1,405	1,354	1,379	1,321	1,337	1,356	1,400	1,364	1,364	1,327	5,396	5,393	5,455
Provision for credit losses	15	14	36	10	34	30	9	6	43	39	33	23	75	79	138
Total operating expenses reported	870	879	867	940	983	879	875	918	1,088	925	899	873	3,556	3,655	3,785
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	2	(13)	4	(52)	3	(19)	(4)	(40)	(42)	-	-	-	(59)	(60)	(42)
Major litigation provisions	(7)	(9)	(6)	(27)	(19)	-	-	-	(25)	-	-	-	(49)	(19)	(25)
Total operating expenses adjusted	865	857	865	861	967	860	871	878	1,021	925	899	873	3,448	3,576	3,718
Pre-tax income/(loss) reported	433	426	502	404	382	758	453	432	364	400	455	431	1,765	2,025	1,650
Total adjustments	5	22	2	79	(4)	(327)	4	40	(28)	-	(23)	-	108	(287)	(51)
Pre-tax income/(loss) adjusted	438	448	504	483	378	431	457	472	336	400	432	431	1,873	1,738	1,599

SUB PC in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015[3]
Net revenues reported	726	727	749	2,897	3,258	3,057
Real estate gains	-	-	(20)	-	(366)	(95)
(Gains)/losses on business sales	-	-	-	-	-	(10)
Net revenues adjusted	726	727	729	2,897	2,892	2,952
Provision for credit losses	10	9	10	42	39	49
Total operating expenses reported	504	512	566	2,054	2,124	2,325
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	1	(9)	3	(53)	(51)	(33)
Major litigation provisions	(2)	(2)	-	(6)	-	(25)
Total operating expenses adjusted	503	501	569	1,995	2,073	2,267
Pre-tax income/(loss) reported	212	206	173	801	1,095	683
Total adjustments	1	11	(23)	59	(315)	(47)
Pre-tax income/(loss) adjusted	213	217	150	860	780	636

SUB C&IC in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	592	592	650	2,499	2,501	2,516
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	(13)
Net revenues adjusted	592	592	650	2,499	2,501	2,503
Provision for credit losses	5	5	24	33	40	89
Total operating expenses reported	366	367	417	1,502	1,531	1,460
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	1	(4)	-	(6)	(9)	(9)
Major litigation provisions	(5)	(7)	(19)	(43)	(19)	-
Total operating expenses adjusted	362	356	398	1,453	1,503	1,451
Pre-tax income/(loss) reported	221	220	209	964	930	967
Total adjustments	4	11	19	49	28	(4)
Pre-tax income/(loss) adjusted	225	231	228	1,013	958	963

1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE February 14, 2018 52

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/8)

IWM in CHF mn

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	2017	2016	2015
Net revenues reported	**1,364**	**1,262**	**1,264**	**1,221**	**1,299**	**1,081**	**1,145**	**1,173**	**1,173**	**1,093**	**1,165**	**1,121**	**5,111**	**4,698**	**4,552**
Real estate gains	-	-	-	-	(54)	-	-	-	-	-	-	-	-	(54)	-
(Gains)/losses on business sales	28	-	-	-	-	-	-	-	(11)	-	-	-	28	-	(11)
Net revenues adjusted	**1,392**	**1,262**	**1,264**	**1,221**	**1,245**	**1,081**	**1,145**	**1,173**	**1,162**	**1,093**	**1,165**	**1,121**	**5,139**	**4,644**	**4,541**
Provision for credit losses	**14**	**3**	**8**	**2**	**6**	**0**	**16**	**(2)**	**(7)**	**11**	**(1)**	**2**	**27**	**20**	**5**
Total operating expenses reported	**1,010**	**904**	**891**	**928**	**962**	**836**	**884**	**875**	**1,204**	**885**	**894**	**841**	**3,733**	**3,557**	**3,824**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(11)	(16)	(7)	(36)	(16)	(15)	(15)	(8)	(36)	-	-	-	(70)	(54)	(36)
Major litigation provisions	(31)	(11)	(6)	-	(7)	19	-	-	(228)	(50)	-	10	(48)	12	(268)
Total operating expenses adjusted	**968**	**877**	**878**	**892**	**939**	**840**	**869**	**867**	**940**	**835**	**894**	**851**	**3,615**	**3,515**	**3,520**
Pre-tax income/(loss) reported	**340**	**355**	**365**	**291**	**331**	**245**	**245**	**300**	**(24)**	**197**	**272**	**278**	**1,351**	**1,121**	**723**
Total adjustments	70	27	13	36	(31)	(4)	15	8	253	50	-	(10)	146	(12)	293
Pre-tax income/(loss) adjusted	**410**	**382**	**378**	**327**	**300**	**241**	**260**	**308**	**229**	**247**	**272**	**268**	**1,497**	**1,109**	**1,016**

IWM PB in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**923**	**870**	**918**	**3,603**	**3,371**	**3,224**
Real estate gains	-	-	(54)	-	(54)	-
(Gains)/losses on business sales	-	-	-	-	-	(11)
Net revenues adjusted	**923**	**870**	**864**	**3,603**	**3,317**	**3,213**
Provision for credit losses	**14**	**3**	**6**	**27**	**20**	**5**
Total operating expenses reported	**673**	**615**	**684**	**2,552**	**2,510**	**2,678**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(8)	(9)	(11)	(44)	(47)	(32)
Major litigation provisions	(31)	(11)	(7)	(48)	12	(268)
Total operating expenses adjusted	**634**	**595**	**666**	**2,460**	**2,475**	**2,378**
Pre-tax income/(loss) reported	**236**	**252**	**228**	**1,024**	**841**	**541**
Total adjustments	39	20	(36)	92	(19)	289
Pre-tax income/(loss) adjusted	**275**	**272**	**192**	**1,116**	**822**	**830**

IWM AM in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**441**	**392**	**381**	**1,508**	**1,327**	**1,328**
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	28	-	-	28	-	-
Net revenues adjusted	**469**	**392**	**381**	**1,536**	**1,327**	**1,328**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**337**	**289**	**278**	**1,181**	**1,047**	**1,146**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(3)	(7)	(5)	(26)	(7)	(4)
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**334**	**282**	**273**	**1,155**	**1,040**	**1,142**
Pre-tax income/(loss) reported	**104**	**103**	**103**	**327**	**280**	**182**
Total adjustments	31	7	5	54	7	4
Pre-tax income/(loss) adjusted	**135**	**110**	**108**	**381**	**287**	**186**

CREDIT SUISSE February 14, 2018 53

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/8)

APAC WM&C in CHF mn

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	2017	2016	2015
Net revenues reported	**626**	**548**	**559**	**589**	**560**	**481**	**455**	**408**	**367**	**350**	**403**	**386**	**2,322**	**1,904**	**1,506**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**626**	**548**	**559**	**589**	**560**	**481**	**455**	**408**	**367**	**350**	**403**	**386**	**2,322**	**1,904**	**1,506**
Provision for credit losses	**7**	**5**	**(1)**	**4**	**11**	**34**	**3**	**(19)**	**(1)**	**24**	**11**	**(3)**	**15**	**29**	**31**
Total operating expenses reported	**390**	**370**	**364**	**384**	**387**	**352**	**342**	**305**	**767**	**300**	**286**	**290**	**1,508**	**1,386**	**1,643**
Goodwill impairment	-	-	-	-	-	-	-	-	(446)	-	-	-	-	-	(446)
Restructuring expenses	(10)	(5)	(2)	(4)	(5)	(7)	(1)	(1)	(1)	-	-	-	(21)	(14)	(1)
Major litigation provisions	-	-	-	-	-	-	-	-	(6)	-	-	-	-	-	(6)
Total operating expenses adjusted	**380**	**365**	**362**	**380**	**382**	**345**	**341**	**304**	**314**	**300**	**286**	**290**	**1,487**	**1,372**	**1,190**
Pre-tax income/(loss) reported	**229**	**173**	**196**	**201**	**162**	**95**	**110**	**122**	**(399)**	**26**	**106**	**99**	**799**	**489**	**(168)**
Total adjustments	10	5	2	4	5	7	1	1	453	-	-	-	21	14	453
Pre-tax income/(loss) adjusted	**239**	**178**	**198**	**205**	**167**	**102**	**111**	**123**	**54**	**26**	**106**	**99**	**820**	**503**	**285**

APAC Mkts in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**259**	**342**	**302**	**1,182**	**1,693**	**2,333**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**259**	**342**	**302**	**1,182**	**1,693**	**2,333**
Provision for credit losses	**-**	**-**	**-**	**-**	**(3)**	**4**
Total operating expenses reported	**312**	**297**	**361**	**1,252**	**1,460**	**1,784**
Goodwill impairment	-	-	-	-	-	(310)
Restructuring expenses	(13)	(5)	(14)	(42)	(39)	(2)
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**299**	**292**	**347**	**1,210**	**1,421**	**1,472**
Pre-tax income/(loss) reported	**(53)**	**45**	**(59)**	**(70)**	**236**	**545**
Total adjustments	13	5	14	42	39	312
Pre-tax income/(loss) adjusted	**(40)**	**50**	**(45)**	**(28)**	**275**	**857**

APAC in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**885**	**890**	**862**	**3,504**	**3,597**	**3,839**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**885**	**890**	**862**	**3,504**	**3,597**	**3,839**
Provision for credit losses	**7**	**5**	**11**	**15**	**26**	**35**
Total operating expenses reported	**702**	**667**	**748**	**2,760**	**2,846**	**3,427**
Goodwill impairment	-	-	-	-	-	(756)
Restructuring expenses	(23)	(10)	(19)	(63)	(53)	(3)
Major litigation provisions	-	-	-	-	-	(6)
Total operating expenses adjusted	**679**	**657**	**729**	**2,697**	**2,793**	**2,662**
Pre-tax income/(loss) reported	**176**	**218**	**103**	**729**	**725**	**377**
Total adjustments	23	10	19	63	53	765
Pre-tax income/(loss) adjusted	**199**	**228**	**122**	**792**	**778**	**1,142**

CREDIT SUISSE

February 14, 2018 54

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (7/8)

APAC PB in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**391**	**400**	**372**	**1,607**	**1,374**	**1,178**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**391**	**400**	**372**	**1,607**	**1,374**	**1,178**
Provision for credit losses	**7**	**(1)**	**9**	**4**	**32**	**18**
Total operating expenses reported	**271**	**261**	**269**	**1,062**	**981**	**825**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(3)	(1)	(1)	(7)	(4)	(1)
Major litigation provisions	-	-	-	-	-	(6)
Total operating expenses adjusted	**268**	**260**	**268**	**1,055**	**977**	**818**
Pre-tax income/(loss) reported	**113**	**140**	**94**	**541**	**361**	**335**
Total adjustments	3	1	1	7	4	7
Pre-tax income/(loss) adjusted	**116**	**141**	**95**	**548**	**365**	**342**

APAC Mkts in USD mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**264**	**354**	**300**	**1,209**	**1,722**	**2,432**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**264**	**354**	**300**	**1,209**	**1,722**	**2,432**
Provision for credit losses	**-**	**-**	**-**	**-**	**(3)**	**4**
Total operating expenses reported	**317**	**308**	**358**	**1,277**	**1,480**	**1,844**
Goodwill impairment	-	-	-	-	-	(313)
Restructuring expenses	(13)	(6)	(14)	(42)	(39)	(2)
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**304**	**302**	**344**	**1,235**	**1,441**	**1,529**
Pre-tax income/(loss) reported	**(53)**	**46**	**(58)**	**(68)**	**245**	**584**
Total adjustments	13	6	14	42	39	315
Pre-tax income/(loss) adjusted	**(40)**	**52**	**(44)**	**(26)**	**284**	**899**

CREDIT SUISSE February 14, 2018 55

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (8/8)

IBCM in USD mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**573**	**474**	**569**	**2,182**	**2,001**	**1,857**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**573**	**474**	**569**	**2,182**	**2,001**	**1,857**
Provision for credit losses	**(1)**	**12**	**(1)**	**31**	**20**	**-**
Total operating expenses reported	**466**	**425**	**422**	**1,775**	**1,713**	**2,170**
Goodwill impairment	-	-	-	-	-	(384)
Restructuring expenses	(14)	(17)	6	(43)	(29)	(22)
Major litigation provisions	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-
Total operating expenses adjusted	**452**	**408**	**428**	**1,732**	**1,684**	**1,764**
Pre-tax income/(loss) reported	**108**	**37**	**148**	**376**	**268**	**(313)**
Total adjustments	14	17	(6)	43	29	406
Pre-tax income/(loss) adjusted	**122**	**54**	**142**	**419**	**297**	**93**

GM in USD mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**1,179**	**1,308**	**1,256**	**5,662**	**5,575**	**7,124**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**1,179**	**1,308**	**1,256**	**5,662**	**5,575**	**7,124**
Provision for credit losses	**8**	**7**	**(3)**	**32**	**(4)**	**11**
Total operating expenses reported	**1,371**	**1,228**	**1,250**	**5,172**	**5,522**	**9,004**
Goodwill impairment	-	-	-	-	-	(2,690)
Restructuring expenses	(73)	(28)	(14)	(154)	(220)	(97)
Major litigation provisions	-	-	-	-	(7)	(240)
Expenses related to business sales	(8)	-	-	(8)	-	-
Total operating expenses adjusted	**1,290**	**1,200**	**1,236**	**5,010**	**5,295**	**5,977**
Pre-tax income/(loss) reported	**(200)**	**73**	**9**	**458**	**57**	**(1,891)**
Total adjustments	81	28	14	162	227	3,027
Pre-tax income/(loss) adjusted	**(119)**	**101**	**23**	**620**	**284**	**1,136**

Corp. Ctr. in CHF mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**45**	**37**	**(16)**	**85**	**71**	**561**
Fair value on own debt	-	-	-	-	-	(298)
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	23	52	-
Net revenues adjusted	**45**	**37**	**(16)**	**108**	**123**	**263**
Provision for credit losses	**(3)**	**-**	**-**	**-**	**(1)**	**(1)**
Total operating expenses reported	**313**	**164**	**262**	**821**	**759**	**862**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(2)	(9)	(7)	(14)	(7)	-
Major litigation provisions	(127)	-	-	(127)	-	-
Total operating expenses adjusted	**184**	**155**	**255**	**680**	**752**	**862**
Pre-tax income/(loss) reported	**(265)**	**(127)**	**(278)**	**(736)**	**(687)**	**(300)**
Total adjustments	129	9	7	164	59	(298)
Pre-tax income/(loss) adjusted	**(136)**	**(118)**	**(271)**	**(572)**	**(628)**	**(598)**

SRU in USD mn

	4Q17	3Q17	4Q16	2017	2016	2015
Net revenues reported	**(153)**	**(265)**	**(198)**	**(905)**	**(1,285)**	**557**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	(4)	-	(4)	-
(Gains)/losses on business sales	-	-	1	(39)	6	-
Net revenues adjusted	**(153)**	**(265)**	**(201)**	**(944)**	**(1,283)**	**557**
Provision for credit losses	**3**	**(9)**	**28**	**31**	**115**	**138**
Total operating expenses reported	**306**	**343**	**2,610**	**1,243**	**4,353**	**3,130**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(19)	(21)	(1)	(59)	(123)	(158)
Major litigation provisions	(91)	(94)	(2,322)	(275)	(2,646)	(295)
Total operating expenses adjusted	**196**	**228**	**287**	**909**	**1,584**	**2,677**
Pre-tax income/(loss) reported	**(462)**	**(599)**	**(2,836)**	**(2,179)**	**(5,753)**	**(2,711)**
Total adjustments	110	115	2,320	295	2,771	453
Pre-tax income/(loss) adjusted	**(352)**	**(484)**	**(516)**	**(1,884)**	**(2,982)**	**(2,258)**

SRU in CHF mn

	2017	2016
Net revenues reported	**(886)**	**(1,271)**
Fair value on own debt	-	-
Real estate gains	-	(4)
(Gains)/losses on business sales	(38)	6
Net revenues adjusted	**(924)**	**(1,269)**
Provision for credit losses	**32**	**111**
Total operating expenses reported	**1,217**	**4,377**
Goodwill impairment	-	-
Restructuring expenses	(57)	(121)
Major litigation provisions	(269)	(2,693)
Total operating expenses adjusted	**891**	**1,563**
Pre-tax income/(loss) reported	**(2,135)**	**(5,759)**
Total adjustments	288	2,816
Pre-tax income/(loss) adjusted	**(1,847)**	**(2,943)**

CREDIT SUISSE
February 14, 2018
56

Notes

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier-1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using an adjusted operating cost base at constant FX rates. "Adjusted operating cost base at constant FX rates" and "adjusted non-compensation operating cost base at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for

1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695, 4Q17: USD/CHF 0.9853, EUR/CHF 1.1667, GBP/CHF 1.3230.

These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation operating cost base is the adjusted operating cost base excluding compensation and benefits. To calculate the adjusted non-compensation cost base at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from the adjusted operating cost base at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Abbreviations

Adj. = Adjusted; Adv. = Advisory; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; avg. = average; BIS = Bank for International Settlements; bps = basis points; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; ECM = Equity Capital Markets; EMEA = Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GM = Global Markets; HoldCo = Holding Company; IBCM = Investment Banking & Capital Markets; IPO = Initial Public Offering; ITS = International Trading Solutions; IWM = International Wealth Management; M&A = Mergers & Acquisitions; mgmt. = management; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; perf. = performance; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SMG = Systematic Market-Making Group; SoW = Share of wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TLAC = Total Loss-Absorbing Capacity; UHNW(I) = Ultra High Net Worth Individuals; VaR = Value-at-Risk; WM&C = Wealth Management & Connected; YoY = Year on year; YTD = Year to Date

CREDIT SUISSE February 14, 2018 57

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: February 14, 2018
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer